EXHIBIT 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

Dated as of July 7, 2010

By and Among

COTT CORPORATION,

CAROLINE LLC,

CLIFFSTAR CORPORATION,

EACH OF THE OTHER CLIFFSTAR COMPANIES NAMED HEREIN,

and

STANLEY A. STAR, solely in his capacity as Sellers’ Representative

i

3.18	Customers and Suppliers	34
3.19	Taxes	34
3.20	Environmental Matters	35
3.21	Employee Benefits Plans	36
3.22	Labor Matters	39
3.23	Insurance	39
3.24	Products Liability and Warranties	39
3.25	Tangible Personal Property	40
3.26	Sufficiency of Assets	40
3.27	Unlawful Practices	40
3.28	No Brokers	41
3.29	Related-Party Transactions	41
3.30	Bank Accounts; Lockboxes	41
3.31	The LLC	41

Article 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.01	Organization and Authority of Purchaser and Purchaser Sub	42
4.02	No Conflict	42
4.03	Governmental Consents and Approvals	43
4.04	Absence of Litigation	43
4.05	Availability of Funds	43
4.06	Solvency	43
4.07	No Other Information	44
4.08	No Brokers	44
4.09	Purchaser Sub	44

Article 5

COVENANTS AND ADDITIONAL AGREEMENTS

5.01	Conduct of Business Prior to the Closing	44
5.02	Access to Information; Preservation of Records	48
5.03	Confidentiality	49
5.04	Non-Competition; Non-Solicitation	50
5.05	Reasonable Best Efforts; Regulatory and Other Authorizations; Consents	51
5.06	Further Action	53
5.07	Legal Privileges	53
5.08	No Solicitation of Other Bids	53
5.09	Notice of Certain Events	54
5.10	Purchaser Financing Activities	55
5.11	Nonassignable Contracts and Permits	56
5.12	Post-Closing Covenants of Purchaser and Purchaser Sub	58
5.13	Guarantee	62
5.14	Bulk Sales or Transfer Laws	62

5.15	Transfer Taxes	62
5.16	Retransfer of Assets	63
5.17	Employee Offers; Employee	63
5.18	Shareholder Approval	63
5.19	Receivables	63
5.20	Formation of Cliffstar LLC	64
5.21	Approval of Certain Payments	64
5.22	Certain Other Matters	64

Article 6

CONDITIONS TO CLOSING

6.01	Conditions to Obligations of Cliffstar Companies	65
6.02	Conditions to Obligations of Purchaser	66

Article 7

INDEMNIFICATION

7.01	Survival; Remedies for Breach	68
7.02	Indemnification of Purchaser and Purchaser Sub	69
7.03	Indemnification of Cliffstar Companies	70
7.04	Procedures for Indemnification Other Than Third-Party Claims	71
7.05	Additional Limits on Rights to Indemnification	72
7.06	Procedures for Third-Party Claims	74
7.07	Effect of Indemnification	75

Article 8

TERMINATION AND WAIVER

8.01	Termination	75
8.02	Effect of Termination	76
8.03	Termination Fee	76
8.04	Waiver	78

Article 9

TAXES

9.01	Property Taxes	78
9.02	Cooperation with Respect to Property Tax Returns	78
9.03	Disputes	79

Article 10

GENERAL PROVISIONS

10.01	Expenses	79
10.02	Notices	79
10.03	Headings	80
10.04	Severability	80
10.05	Entire Agreement	80
10.06	Assignment	81
10.07	No Third-Party Beneficiaries	81
10.08	Amendment	81
10.09	Governing Law	81
10.10	Consent to Jurisdiction	81
10.11	Waiver of Jury Trial	81
10.12	Public Announcements	81
10.13	Specific Performance	82
10.14	Sellers’ Representative	82
10.15	Counterparts; Effectiveness	83
10.16	Disclosure	83

Exhibit A	Form of Consulting Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Instrument of Assumption
Exhibit D	Form of Assignment and Assumption Agreement
Exhibit E-1	Forms of Deeds
Exhibit E-2	Form of Real Property Lease Assignment
Exhibit F	Form of IP Assignment
Exhibit G	Form of LLC Transfer Agreement
Exhibit H	Form of Guarantee Agreement
ANNEX 1	Purchase Price Allocation
ANNEX 2	Capital Expenditure Budget

***	The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The descriptions of the omitted schedules and exhibits are contained within the Purchase Agreement. Cott Corporation hereby agrees to furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 7, 2010, is by and among Cott Corporation, a corporation organized under the laws of Canada (“Purchaser”), Caroline LLC, a Delaware limited liability company and an indirect or direct, wholly-owned subsidiary of Purchaser (“Purchaser Sub”), Cliffstar Corporation, a Delaware corporation (the “Company”), Star Real Property LLC, a Delaware limited liability company (“Star Real Property”), ShanStar Biotech, Inc., a Delaware corporation (“ShanStar”), Star World Trading Company, a Delaware corporation (“Star Trading”), Harvest Classic LLC, a Delaware limited liability company (“Harvest” and together with the Company, Star Real Property, ShanStar, Star World Trading Company and Star Trading, collectively, the “Cliffstar Companies”), and Stanley A. Star (“Star”) solely in his capacity as Sellers’ Representative.

R E C I T A L S:

WHEREAS, the Cliffstar Companies are primarily engaged in the manufacture, sale and distribution of private label, shelf stable juices and non-carbonated soft drink beverages;

WHEREAS, upon the terms and subject to the conditions set forth herein, Purchaser desires to cause Purchaser Sub to purchase, and the Cliffstar Companies desire to sell to Purchaser Sub, the Business by purchasing the Assets in exchange for the payment of the Purchase Price and other payments to be made to the Cliffstar Companies hereunder and the assumption by Purchaser Sub of the Assumed Liabilities, as set forth herein; and

WHEREAS, concurrently with the execution hereof, Purchaser and Star are entering into a Consulting Agreement in the form attached hereto as Exhibit A (the “Consulting Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.01 Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acceptable Financing” shall have the meaning ascribed to such term in Section 5.10(a).

“Acquisition Proposal” shall have the meaning ascribed to such term in Section 5.08(a).

“Action” means any judicial, administrative or arbitral action, suit, audit, hearing, proceeding (public or private), claim or governmental proceeding brought or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Affiliate” with respect to any Person means: (i) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 50% or more of the stock or limited liability company interests having ordinary voting power in the election of directors or managers of such Person, (ii) each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person, (iii) each of such Person’s officers, directors, joint venturers and partners, and (iv) with respect to any natural person, each member of such Person’s immediate family and any trust or family partnership for the benefit of such Person. For the purpose of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning ascribed to such term in the Preamble.

“Antitrust Division” shall have the meaning ascribed to such term in Section 5.05(d).

“Antitrust Laws” shall mean the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other United States federal or state or foreign Laws, decrees or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assets” means all of the tangible and intangible assets and rights of any nature held, directly or indirectly, immediately prior to the Closing by any of the Cliffstar Companies, including assets and rights acquired by the LLC pursuant to Section 5.20, including: (i) the fee interest in all Owned Real Property (including all improvements located thereon or contained therein and appurtenances thereto) and the leasehold interest in all Leased Real Property and all leasehold improvements; (ii) all machinery, equipment, fixtures and furniture; (iii) all inventories, supplies, spare parts and other tangible personal property of any kind other than inventory disposed of in the ordinary course of business; (iv) all trucks, automobiles and other vehicles; (v) all Intellectual Property; (vi) all Contracts and commitments, including insurance policies and binders; (vii) all claims, causes of action, rights to indemnification, rights of recovery and rights of set-off of any kind; (viii) all notes and accounts receivable, deposits and prepaid expenses; (ix) from and after its formation, all of the membership interests in and the assets held by the LLC; (x) all telephone and facsimile numbers; and (xi) all Permits of the Cliffstar Companies which are transferable by the Cliffstar Companies; provided, that the term “Assets” shall in no event include the Excluded Assets.

“Assignment and Assumption Agreement” shall have the meaning ascribed to such term in Section 2.04(c).

“Assumed Liabilities” shall mean (i) any and all Liabilities of the Cliffstar Companies and the LLC, including those relating to, resulting from or arising out of the present, past or future ownership, use or operation of the Assets or the conduct or operation of the Business (including, but not limited to, Liabilities associated with Employee Plans (other than Liabilities relating to or arising out of (1) any Supplemental Executive Retirement Plan of the Cliffstar Companies, or (2) any severance obligations owed by the Cliffstar Companies to Paul Harder, (3) any obligations under any Stay Bonuses or (4) any obligations with respect to any Incentive

Payments) and Liabilities associated with current and former Business Employees whether incurred prior to, on, or following the Closing Date), by the Cliffstar Companies, including Liabilities reflected on the June 6 Balance Sheet, through the Closing, and (ii) Liabilities relating to the ownership, use or operation of the Assets or the conduct or operation of the Business by Purchaser or Purchaser Sub from and after the Closing; provided, however, that the term “Assumed Liabilities” shall in no event include the Excluded Liabilities or any Liability to the extent resulting from or arising out of the ownership, use or operation of any Excluded Asset.

“Basket Amount” shall have the meaning ascribed to such term in Section 7.05(a)(i).

“Books and Records” shall have the meaning ascribed to such term in Section 5.02(c).

“Business” means the business of manufacturing, marketing and distributing of private label and branded fruit juice and non-carbonated beverage products as currently conducted by the Cliffstar Companies prior to the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York State are authorized or required by Law to close.

“Business Employee” shall have the meaning ascribed to such term in Section 5.17.

“Cap” shall have the meaning ascribed to such term in Section 7.05(a)(ii).

“Cause” shall have the meaning ascribed to such term in Section 5.12(a)(x).

“Cliffstar Companies” shall have the meaning ascribed to such term in the Preamble, but, from and after its formation, shall include the LLC for the purposes of Articles 3 (except for Sections 3.01, 3.02 and 3.05), 5, 7, 9 and 10.

“Closing” shall have the meaning ascribed to such term in Section 2.03.

“Closing Balance Sheet” shall mean the balance sheet of the Cliffstar Companies as of the Closing, as finally determined pursuant to Section 2.07(c).

“Closing Date” shall have the meaning ascribed to such term in Section 2.03.

“Closing Net Working Capital” shall have the meaning ascribed to such term in Section 2.07(c).

“Closing Purchase Price” shall mean the Purchase Price, as it may be adjusted pursuant to Section 2.06.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor Law, and the rules and regulations issued by the Treasury Department and Internal Revenue Service pursuant to the Internal Revenue Code of 1986, as amended, or any successor Law.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Company Indebtedness” means any amount due under: (a) the Credit Facility, (b) the Notes, in each case, including any accrued and unpaid interest thereon, calculated as of the Closing, (c) interest rate swap agreements entered into by the Cliffstar Companies and (d) any other indebtedness for borrowed money of the Cliffstar Companies, other than (x) capital leases, (y) indebtedness for which Purchaser is receiving both a liability and a corresponding asset and (z) any amounts that may become payable to the New York State Urban Development Corporation.

“Competitive Business” shall have the meaning ascribed to such term in Section 5.04(a)(i).

“Confidentiality Agreement” means the Non-Disclosure and Non-Use Agreement, dated March 22, 2010, between Purchaser and the Company.

“Consulting Agreement” shall have the meaning ascribed to such term in the Recitals.

“Contract” means any written or oral contract, agreement, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, instrument or other commitment or obligation.

“Copyrights” shall have the meaning ascribed to such term within the definition of Intellectual Property.

“Credit Facility” means the Credit Agreement, dated as of November 7, 2006, among the Company, BMO Capital Markets Financing, Inc., Bank of Montreal, General Electric Capital Corporation and the guarantor and lender parties thereto from time to time, and any amendments thereto.

“Dispute Notice” shall have the meaning ascribed to such term in Section 2.07(d).

“Due Inquiry” of any Person means the confirmation by such Person, based on his or her review of the applicable representations and warranties of this Agreement, the appropriate section of the Sellers’ Disclosure Letter and such Person’s existing familiarity with Cliffstar Companies’ books and records, that he or she is not aware of any additional item which would be required to be disclosed.

“Earnout Amount” means, (a) with respect to EBITDA for the Earnout Period equal to less than $80,000,000, an amount equal to $15,000,000; provided that such amount shall only be payable if the Sellers’ Representative shall have notified Purchaser prior to the Earnout Payment date that, in his reasonable judgment, the Cliffstar Companies have taken substantial steps toward the upgrades described on Schedule 1.01(i) of the Sellers’ Disclosure Letter; (b) with respect to an EBITDA for the Earnout Period equal to or greater than $80,000,000 but less than $83,500,000, an amount equal to $20,000,000 plus the product of (X) 5.714286 and (Y) the amount by which EBITDA exceeds $80,000,000; (d) with respect to EBITDA for the Earnout Period equal to or greater than $83,500,000 but less than $87,000,000, an amount equal to $40,000,000 plus the product of (X) 2.857143 and (Y) the amount by which EBITDA exceeds $83,500,000; (e) with respect to an EBITDA for the Earnout Period equal to or greater than

$87,000,000 but less than $92,000,000, an amount equal to $50,000,000 plus the amount by which EBITDA exceeds $87,000,000 and (f) with respect to an EBITDA for the Earnout Period equal to or greater than $92,000,000, an amount equal to $55,000,000.

“Earnout Business Plan” shall have the meaning ascribed to such term in Section 5.12(a).

“Earnout Expiration Date” means January 1, 2011.

“Earnout Interest” shall have the meaning ascribed to such term in Section 2.09(g).

“Earnout Key Employee” shall have the meaning ascribed to such term in Section 5.12(a)(x).

“Earnout Payment” shall have the meaning ascribed to such term in Section 2.09(g).

“Earnout Period” means the period beginning on January 3, 2010 and ending on the Earnout Expiration Date.

“Earnout Statement” shall have the meaning ascribed to such term in Section 2.09(a).

“EBITDA” means the net income plus interest, income taxes, depreciation and amortization of the Cliffstar Companies (prior to the Closing) and Purchaser Sub (following the Closing) for the applicable Earnout Period, as such items are calculated in a manner consistent with GAAP applied in a manner consistent with the Financial Statement Principles; provided, however, that the following items shall be excluded from the calculation of EBITDA: (a) any (x) extraordinary items of income, gain, loss and expense or (y) non-cash charges for fixed asset or intangible asset impairments, (b) any financing or financing related costs (including, without limitation, bank financing costs, interest, bank commitment fees, amortization of loan origination costs, factoring interest charges) incurred by Purchaser or Purchaser Sub in connection with this transaction, (c) any costs, losses or gains associated with disposal and/or divestiture of property, equipment or businesses, (d) any changes in GAAP after the date of this Agreement, (e) any corporate allocations from Purchaser or any Affiliate of Purchaser, (f) any restructuring charges, gains or losses associated with any potential acquisitions, (g) any third-party transaction expenses related to the Cliffstar Companies’ sale process involving the service providers scheduled on Schedule 1.01(ii)(A) of the Sellers’ Disclosure Letter or any transaction related accounting charges, (h) any stock based compensation, (i) any severance or rationalization costs, net of actual savings during the Earnout Period, (j) any expenses associated with the Consulting Agreement, (k) any Incentive Payments (as defined in the agreements set forth on Schedule 1.01(v) or incentive payments put in place by the Purchaser or any of its Affiliates and in any items listed on Schedule 1.01(ii)(B) of the Sellers’ Disclosure Letter. The parties hereby agree that (1) to the extent that the Business incurs losses, charges or expenses that are included in calculating EBITDA for which the Cliffstar Companies make indemnification payments to Purchaser pursuant to this Agreement, the amount of such indemnification payments shall be added back to EBITDA for the period in which such payments were charged and (2) FIFO shall be used for purposes of valuing inventory in all calculations under this Agreement (including related expenses).

“Effective Time” shall have the meaning ascribed to such term in Section 2.03.

“Employee Plans” shall have the meaning ascribed to such term in Section 3.21(a).

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, encumbrance, conditional sale agreement, retention agreement, easement, deed of trust, hypothecation, conditional sale or restriction on transfer of title or voting, except for any restrictions on transfer generally arising under any applicable federal or state securities laws.

“End Date” shall have the meaning ascribed to such term in Section 8.01(c).

“Environmental Claim” means any written claim, demand, complaint, action, cause of action, investigation, request for information or notice by any Person alleging potential Liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Cliffstar Companies, or (b) circumstances forming the basis of Liability under or any violation of any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign Laws and regulations relating to pollution or protection of the environment, including, without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport, disposal or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning ascribed to such term in Section 3.21(b).

“Estimated Closing Balance Sheet” shall have the meaning ascribed to such term in Section 2.06(a)(i).

“Estimated Closing Net Working Capital” shall have the meaning ascribed to such term in Section 2.06(a)(ii).

“Estimated Excess” shall have the meaning ascribed to such term in Section 2.06(b).

“Estimated Net Working Capital Statement” shall have the meaning ascribed to such term in Section 2.06(a)(ii).

“Estimated Shortfall” shall have the meaning ascribed to such term in Section 2.06(b).

“Excess Bonus” means, with respect to any participant in the Cliffstar Corporation Executive Performance Bonus Plan, the excess, if any, of the bonus paid to such participant under such plan based on actual performance over the base bonus payable to such participant under such plan had the applicable threshold performance been achieved.

“Excluded Assets” means (a) cash, cash equivalents, marketable securities; (b) deferred income Tax assets of any of the Cliffstar Companies; (c) any books and records relating to the Business that any Cliffstar Company is required to retain pursuant to applicable Law; (d) the capital stock of the Cliffstar Companies or of any subsidiary of any of the Cliffstar Companies, in each case other than the membership interests of the LLC; (e) all assets, whether or not used in the conduct of the Business, which are identified as Excluded Assets on Schedule 1.01(iii) of the Sellers’ Disclosure Letter; (f) all rights, causes of action and claims that may be asserted against third parties arising out of, or related to, any of the Excluded Assets or Excluded Liabilities described herein; (g) any rights of the Cliffstar Companies to any income Tax refunds, income Tax credits or similar items with respect to income Taxes relating to the Business or any of the Cliffstar Companies and/or any of the Assets for periods prior to Closing; (h) any and all Assets of, or relating to, any Supplemental Executive Retirement Plan of the Cliffstar Companies and (i) any rights of the Cliffstar Companies pursuant to this Agreement.

“Excluded Liabilities” means (a) Liabilities relating to, resulting from or arising out of the Excluded Assets, (b) the Cliffstar Companies’ obligations pursuant to this Agreement, (c) any income Tax liabilities of any of the Cliffstar Companies, (d) Liability for, related to or arising out of any Incentive Payment owed by any Cliffstar Company, (e) Liability for, related to or arising out of the Stay Bonuses owed by any Cliffstar Company, (f) Liability for, related to or arising out of any and all severance payments owed by the Cliffstar Companies to Paul Harder including Liabilities for, related to or arising out of the Performance Separation Amount owed to Paul Harder under a letter agreement dated December 10, 2008, (g) any and all Liabilities relating to or arising out of any Supplemental Executive Retirement Plan of the Cliffstar Companies, (h) any Liability arising from (x) the obligations of the Cliffstar Companies under this Agreement or (y) this Agreement or the transactions contemplated hereby, which in the case of (x) or (y) result from or arise out of a claim made or threatened by any shareholder or other equity owner, director, trustee or trust beneficiary of any equity owner of any Cliffstar Company or their Affiliates.

“FIFO” means the first-in, first-out method of valuing inventory under GAAP in accordance with the Financial Statement Principles.

“Final Purchase Price” means the Closing Purchase Price as adjusted pursuant to Section 2.07 and Section 2.09.

“Financial Statement Principles” means GAAP applied in a manner consistent with the accounting principles and methodologies used in preparing the Year-End Financial Statements pursuant to the critical accounting policies specified in Schedule 1.01(iv) of the Sellers’ Disclosure Letter.

“Financial Statements” shall have the meaning ascribed to such term in Section 3.05(a).

“Financing” shall have the meaning ascribed to such term in Section 5.10(a).

“Former Real Property” shall have the meaning ascribed to such term in Section 3.20(d).

“FTC” shall have the meaning ascribed to such term in Section 5.05(d).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any government, quasi government or governmental (including multinational bodies), administrative or regulatory body thereof, whether Federal, State, local or foreign, any agency or instrumentality thereof and any court, tribunal or judicial or arbitral body thereof having jurisdiction over the Cliffstar Companies or their Assets which relates or applies to the Cliffstar Companies or any of the Cliffstar Companies.

“Governmental Order” means any order, writ, judgment, stipulation, determination, or award made, issued, or entered into by or with any Governmental Authority, which relates or applies to the Cliffstar Companies or any of the Cliffstar Companies.

“Harvest” shall have the meaning ascribed to such term in the Preamble .

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any petroleum or petroleum products, by-products or derivatives, radon, toxic mold and asbestos or asbestos-containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Incentive Payments” means the Incentive Payments (as defined in the agreements listed on Schedule 1.01(v) of the Sellers’ Disclosure Letter) to be paid to the employees listed thereon in connection with the agreements set forth on such schedule.

“Indemnified Party” shall have the meaning ascribed to such term in Section 7.04(a).

“Indemnifying Party” shall have the meaning ascribed to such term in Section 7.04(a).

“Independent Accounting Firm” shall have the meaning ascribed to such term in Section 2.07(d).

“Insurance Policies” shall have the meaning ascribed to such term in Section 3.23.

“Intellectual Property” means all of the following throughout the world: (a) all patents, patent applications and patent disclosures, together with all divisions, reissuances, continuations, continuations in part, revisions, extensions and reexaminations relating thereto (the “Patents”), (b) trademarks, service marks, trade dress, logos, designs indicating source, slogans, trade names, corporate names, fictitious business names and domain names, including all applications, registrations and renewals relating to the foregoing and all goodwill associated therewith (the “Trademarks”), (c) copyrightable works, including internet websites and web pages, and all copyright applications, registrations, and renewals and all works of authorship covered thereby (the “Copyrights”), (d) trade secrets and confidential business information, including proprietary and confidential ideas, research and development, know how, formulae, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals (the “Trade Secrets”), and (e) rights in computer software, including all data and related documentation.

“IP Assignment” shall have the meaning ascribed to such term in Section 2.04(f).

“June 6 Balance Sheet” means the consolidated balance sheet of the Cliffstar Companies, dated as of June 6, 2010, a true and complete copy of which is set forth on Schedule 3.05 of the Sellers’ Disclosure Letter.

“June 6 Financial Statements” shall have the meaning ascribed to such term in Section 3.05(a).

“Law” means any statute, law, ordinance, regulation, rule, code requirements of common law, or other requirement of any Governmental Authority in effect on or prior to the Closing Date, including, without limitation, the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, any other United States federal or state or foreign laws, decrees or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, Environmental Laws, the Consumer Product Safety Act, Federal Hazardous Substances Act, Poison Prevention Packaging Act or Federal Trade Commission Act and all comparable state laws, any applicable and binding regulations, standards, policies or guidelines promulgated or issued pursuant to such acts or by the Federal Drug Administration and any similar applicable and binding laws, regulations, policies or guidelines.

“Leased Real Property” shall have the meaning ascribed to such term in Section 3.17(a).

“Leases” means any and all leases of tangible personal property used in the Business.

“Liability” means any debt, loss, damage, adverse claim, fine, penalty, liability or obligation of any kind, whether direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute, contingent, matured or unmatured, liquidated or unliquidated, disputed or undisputed, due or to become due and whether in contract, tort, strict liability or otherwise.

“LLC” shall have the meaning ascribed to such term in Section 5.20(a).

“Losses” shall mean damages, liabilities, losses, costs or expenses, including reasonable attorneys’ fees; provided that “Losses” shall not include punitive, exemplary, indirect, remote or unforeseeable damages, and consequential damages (other than diminution of value that is a direct result of a matter for which indemnification is available hereunder) and shall not be measured by using a multiple of EBITDA.

“Material Adverse Effect” means a change, event or circumstance, the effect of which is materially adverse to the business, results of operations or financial condition of the Cliffstar Companies, taken as a whole; provided, however, that Material Adverse Effect shall not include any change, event or circumstance to the extent resulting from, relating to or arising out of: (i) general economic conditions, including changes, except to the extent such changes or conditions have a disproportionate adverse impact on any of the Cliffstar Companies or the Business as compared to other persons or participants in the industries in which the Cliffstar Companies conduct the Business, in, (x) financial or credit market conditions, (y) interest rates or currency exchange rates or (z) the price of commodities or raw materials, including fruit, used in the Business, in the U.S. or in any of the geographical areas in which the Business is conducted; (ii) conditions generally affecting any of the industries in which the Cliffstar Companies or their subsidiaries operate, except to the extent such changes or conditions have a disproportionate impact on any of the Cliffstar Companies or the Business as compared to other persons or participants in the industries in which the Cliffstar Companies conduct the Business; (iii) acts of God or other calamities, national or international political or social actions or conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) changes in Law or in GAAP or interpretations thereof; (v) any failure to meet internal projections relating to the Business in and of itself (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections may be taken into account, to the extent not excluded under another clause of this definition, in determining whether a Material Adverse Effect has occurred); (vi) any actions taken, or failures to take action, in each case, to which Purchaser has consented; (vii) the execution or announcement of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including the resignation or termination of any employee; (viii) the identity of Purchaser or any communication by Purchaser regarding the plans or intentions of Purchaser with respect to the conduct of the Business; or (ix) the compliance of the Cliffstar Companies, their subsidiaries or the Sellers’ Representative with the terms of this Agreement.

“Material Contracts” shall have the meaning ascribed to such term in Section 3.14(a).

“Material Customers” shall have the meaning ascribed to such term in Section 3.18(a).

“Material Suppliers” shall have the meaning ascribed to such term in Section 3.18(b).

“Maximum Earnout Target” shall have the meaning ascribed to such term in Section 5.12(a).

“Negotiation Period” shall have the meaning ascribed to such term in Section 7.04(b).

“Net Working Capital” means, without duplication, (i) all accounts receivable and inventory of the Cliffstar Companies less (ii) accounts payable and accrued expenses of the Cliffstar Companies, in each case as such items are reflected on a combined balance sheet of the Cliffstar Companies prepared in accordance with the Financial Statement Principles, except (1) inventory will be valued under FIFO, and (2) accounts payable and accrued expenses will exclude (w) vendor payments made either by electronic transfer or check, but not cleared with Cliffstar Companies’ banks, (x) accrued vacation expenses, (y) payments of bonuses under any Employee Plans (other than all Excess Bonuses, to the extent accrued as of the Closing Date) and (z) any Excluded Liabilities.

“Net Working Capital Calculation” shall have the meaning ascribed to such term in Section 2.07(a)(ii).

“Non-Assignable Contract” shall have the meaning ascribed to such term in Section 5.11(c).

“Noncompetition Period” shall have the meaning ascribed to such term in Section 5.04(a).

“Non-Transferable Assets” shall have the meaning ascribed to such term in Section 5.11(e).

“Notes” means (a) the note payable to New York Job Development Authority, dated March 11, 2002, (b) the note payable to Chautauqua County IDA, dated August 16, 2007 and (c) the notes with Affiliates of the Cliffstar Companies set forth on Schedule 1.01(vi) of the Sellers’ Disclosure Letter, or any other affiliated indebtedness, unless Purchaser receives the asset and the liability.

“Objection Period” shall have the meaning ascribed to such term in Section 2.07(c).

“Owned Real Property” shall have the meaning ascribed to such term in Section 3.16(a).

“Patents” shall have the meaning ascribed to such term within the definition of Intellectual Property.

“Payoff Letters” shall have the meaning ascribed to such term in Section 2.04(h).

“PBGC” shall have the meaning ascribed to such term in Section 3.21(f).

“Permit” means all approvals, consents, licenses, permits, authorizations, waivers and certificates issued by any Governmental Authority.

“Permitted Encumbrances” means each of the following: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar Encumbrances which have arisen in the ordinary course of business consistent with past practice and which are not individually or in the aggregate material to the Business; (ii) Encumbrances approved by Purchaser; (iii) Encumbrances for Taxes not yet delinquent or contested in good faith or that may hereafter be paid without interest of penalty and for which there are adequate accruals or reserves on the June 6 Balance Sheet; (iv) any and all present and future zoning restrictions, regulations, requirements, laws, ordinances, resolutions and orders of any city, town or village in which the Owned Real Property lies and of all boards, bureaus, commissions, departments and bodies of any Municipal, County, State or Federal sovereign or other governmental authority now or hereafter having or acquiring jurisdiction of the Owned Real Property or the use and improvement thereof; (v) statutory liens of landlords for amounts not yet due and payable and any unpaid, unmatured installment or installments of any assessment or assessments of any Governmental Authority having jurisdiction affecting the Owned Real Property which may become due and payable after the Closing; (vi) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; (vii) encumbrances on the Owned Real Property or Leased Real Property consisting of easements, rights of way, covenants, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto, in each case recorded against the Owned Real Property or Leased Real Property, Landlord’s or lessor’s liens under the Real Property Leases, and other minor liens or encumbrances recorded against Owned Real Property, including those listed on Schedule 3.16(b) to the Sellers’ Disclosure Letter (which, in the case of those listed on Schedule 3.16(b) to the Sellers’ Disclosure Letter, shall be removed prior to the Closing); and (viii) any state of facts which current, accurate surveys of the Owned Real Property would show, provided that none of the foregoing would, individually or in the aggregate, materially interfere with the continued use and operation of the Assets to which they relate in the conduct of the Business as presently conducted; (ix) any state of facts that physical inspection of the Owned Real Property would disclose; provided that none of the foregoing would, individually or in the aggregate, materially interfere with the continued use and operation of the Assets to which they relate in the conduct of the Business as presently conducted, and (x) other imperfections of title or encumbrances, if any, that individually or in the aggregate do not materially interfere with the continued use and operation of the assets to which they relate in the conduct of the business of the Cliffstar Companies as presently conducted.

“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Property Leases” shall have the meaning ascribed to such term in Section 3.25(a).

“Product Liability” shall have the meaning ascribed to such term in Section 3.24.

“Property Taxes” shall have the meaning ascribed to such term in Section 9.01.

“Proposed Closing Balance Sheet” means a balance sheet of the Cliffstar Companies, prepared by Purchaser in accordance with the Financial Statement Principles.

“Proposed Net Working Capital” shall have the meaning ascribed to such term in Section 2.07(a)(ii).

“Purchase Price” shall mean the sum of $500,000,000.

“Purchaser” shall have the meaning ascribed to such term in the Preamble.

“Purchaser Indemnified Party” shall have the meaning ascribed to such term in Section 7.02(a).

“Purchaser Sub” shall have the meaning ascribed to such term in the Preamble.

“Purchaser Termination Fee” shall have the meaning ascribed to such term in Section 8.03(b).

“Purchaser’s Disclosure Letter” shall have the meaning ascribed to such term in Article 4.

“Real Property Lease” shall have the meaning ascribed to such term in Section 3.17(a).

“Real Property Lease Assignment” shall have the meaning ascribed to such term in Section 2.04(e).

“Reference Net Working Capital” means $75,000,000.

“Registration Statement” shall have the meaning ascribed to such term in Section 5.10(b).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means, with respect to a party, the legal counsel, accountants, financial advisors, investment bankers, consultants and the other authorized agents and representatives of such party.

“SEC” shall have the meaning ascribed to such term in Section 5.10(b).

“Seller Indemnified Party” shall have the meaning ascribed to such term in Section 7.03(a).

“Sellers’ Disclosure Letter” shall have the meaning ascribed to such term in Article 3.

“Sellers’ Representative” shall have the meaning ascribed to such term in Section 10.14(a).

“ShanStar” shall have the meaning ascribed to such term in the Preamble.

“Shareholder Approval” shall have the meaning ascribed to such term in Section 5.18.

“Solvent” shall have the meaning ascribed to such term in Section 4.06.

“Star” shall have the meaning ascribed to such term in the Preamble.

“Star Real Property” shall have the meaning ascribed to such term in the Preamble.

“Star Trading” shall have the meaning ascribed to such term in the Preamble.

“Stay Bonuses” means the Stay Bonuses (as defined in the agreements listed on Schedule 1.01(v) of the Sellers’ Disclosure Letter) to be paid to the employees listed thereon in connection with the agreements set forth on such schedule.

“Straddle Period” shall have the meaning ascribed to such term in Section 9.01.

“Survival Period” shall have the meaning ascribed to such term by Section 7.01(c).

“Tax” or “Taxes” means all Federal, State, local or foreign taxes, charges, fees, levies or other similar assessments, including, without limitation, all net income, gross income, gross receipts, value added, activity, capital, capital stock, inventory, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments, escheat obligations or charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any Tax Authority.

“Tax Authority” means a Federal, State, local or foreign Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax, as the context requires.

“Tax Returns” means all returns, declarations, reports, estimates and statements regarding Taxes, required to be filed with any Tax Authority.

“Termination Date” shall have the meaning ascribed to such term in Section 8.01.

“Third-Party Claim” shall have the meaning ascribed to such term in Section 7.04(a).

“To the knowledge”, “known by” or “known” (and any similar phrase) means: (a) with respect to the Cliffstar Companies, to the actual knowledge of any of Stanley A. Star, Paul Harder, Chris Cronje, Kevin Sanvidge and Richard Star, after Due Inquiry; and (b) with respect to Purchaser or Purchaser Sub, to the actual knowledge, after Due Inquiry, of Jerry Fowden, Gregory Leiter and Richard Russell.

“Trade Secret” shall have the meaning ascribed to such term within the definition of Intellectual Property.

“Trademarks” shall have the meaning ascribed to such term within the definition of Intellectual Property.

“Transfer Taxes” shall have the meaning ascribed to such term in Section 5.15.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder.

“Willful Breach” shall have the meaning ascribed to such term in Section 8.03(c).

“Year-End Financial Statements” shall have the meaning ascribed to such term in Section 3.05(a).

1.02 Rules of Construction.

(a) As used in this Agreement, unless the context would require otherwise:

(i) references to the plural include the singular, and references to the singular include the plural;

(ii) references to any gender include the other gender;

(iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”;

(iv) the term “or” has the inclusive meaning represented by the phrase “and/or”;

(v) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

(vi) the terms “day” and “days” mean and refer to calendar day(s);

(vii) the terms “year” and “years” mean and refer to calendar year(s);

(viii) the term “dollars” shall mean United States dollars; and

(ix) the terms “material” or “material to the Business” and the concept of the “material” nature of an effect upon the Business or the Cliffstar Companies shall be measured relative to the entire Business, taken as a whole, and all the Cliffstar Companies, taken as a whole, as the Business and the Cliffstar Companies are currently being conducted.

(b) Unless otherwise set forth herein, any reference in this Agreement to: any document, instrument or agreement (including this Agreement) includes and incorporates all exhibits, schedules and other attachments thereto.

(c) All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(d) This Agreement was prepared jointly by the parties hereto and no rules that it be construed against the drafter will have any application in its construction or interpretation.

ARTICLE 2

PURCHASE AND SALE OF ASSETS

2.01 Purchase and Sale of the Assets and Assumed Liabilities.

(a) Subject to the terms and conditions of this Agreement, at the Closing, (a) the Cliffstar Companies, as applicable, shall sell, assign, transfer, convey and deliver to Purchaser Sub, and Purchaser shall cause Purchaser Sub to purchase, acquire and accept from the Cliffstar Companies, all of the Cliffstar Companies’ right, title and interest in and to the Assets (which, in the case of Assets then owned by the LLC, shall be transferred pursuant to a transfer of the membership interests of the LLC), free and clear of all Encumbrances other than Permitted Encumbrances, and (b) Purchaser shall assume and agree to pay, perform and discharge when due, all Assumed Liabilities.

(b) Notwithstanding anything contained herein to the contrary, Purchaser acknowledges that, as a result of the purchase of the Assets, neither Purchaser nor any of its Affiliates shall have any right, title or interest in or to any of the Excluded Assets.

(c) At the Closing, the Cliffstar Companies shall assign to Purchaser, and Purchaser shall assume and agree to thereafter pay, satisfy, perform and discharge the Assumed Liabilities.

(d) Notwithstanding anything contained herein to the contrary, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any of the Excluded Liabilities.

2.02 Payment of Closing Purchase Price. In consideration for the sale of the Assets pursuant to this Agreement, (i) at the Closing, Purchaser shall pay the gross amount of the Closing Purchase Price without any reduction or withholding (other than adjustments pursuant to Sections 2.06 and 2.07), consisting of: (x) payment of the Company Indebtedness by wire transfer of immediately available funds to the accounts specified in the Payoff Letters, such account information to be delivered to Purchaser at least two Business Days prior to the Closing Date and (y) payment of the remainder of the Closing Purchase Price (Closing Purchase Price minus the Company Indebtedness) to the Cliffstar Companies by wire transfer of immediately available funds to an account or accounts specified by the Sellers’ Representative in writing delivered to Purchaser at least two Business Days prior to the Closing Date, and shall assume the Assumed Liabilities, and (ii) in addition to the Closing Purchase Price, Purchaser shall pay $14,000,000 to the Cliffstar Companies by wire transfer of immediately available funds to an account or accounts specified by the Seller’s Representative, in three equal annual installments, the first of which shall be paid on the first anniversary of the Closing Date and the second and third installments shall be paid on the second and third anniversaries of the Closing Date, respectively, provided that if any portion of any such installment is not paid on or before the anniversary upon which it is due, the unpaid portion of such installment shall bear interest from the date due to the date that any such payment (together with interest thereon) is made at an annual rate equal to 15%; provided, further, that the foregoing shall not limit any other remedies available hereunder to the party entitled to receive such installment. Purchaser acknowledges that such installment payments shall be senior unsecured obligations of Purchaser. Following the Closing, the Closing Purchase Price will be subject to adjustment pursuant to Section 2.07 below.

2.03 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Assets and assumption of the Assumed Liabilities shall take place and become effective at a closing (the “Closing” and the date on which the Closing occurs, the “Closing Date”) to be held at the offices of Lippes Mathias Wexler Friedman LLP, located at 665 Main Street, Suite 300, Buffalo, New York, at 10:00 a.m. local time on (i) the third Business Day following the satisfaction or waiver, if permissible, of the conditions to Closing set forth in Article 6 (other than those conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions), or (ii) at such other time or place as the Sellers’ Representative and Purchaser mutually agree. Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to occur and be effective as of 12:01 a.m. (New York time) on the Closing Date (the “Effective Time”).

2.04 Closing Deliveries by the Cliffstar Companies. At the Closing, subject to satisfaction or waiver of each of the conditions to the obligations of the Cliffstar Companies set forth in Section 6.01 of this Agreement, the Cliffstar Companies shall deliver or cause to be delivered to Purchaser the following:

(a) a duly executed Bill of Sale in the form annexed hereto as Exhibit B;

(b) a duly executed Instrument of Assumption in the form annexed hereto as Exhibit C providing for the assumption of the Assumed Liabilities;

(c) an assignment and assumption agreement in the form annexed hereto as Exhibit D (“Assignment and Assumption Agreement”) from each of the Cliffstar Companies (other than the Company) duly executed and providing for the assignment to Purchaser of all rights of the Cliffstar Companies (other than the Company) under all Contracts to which such Cliffstar Companies are parties and the assumption by Purchaser of all Assumed Liabilities relating to such Contracts;

(d) as to each Owned Real Property (other than the Owned Real Property to be transferred by the Company to the LLC pursuant to Section 5.20), a statutory form of special warranty deed, duly executed by the applicable Cliffstar Company in the form of Exhibit E-1, together with an owner’s title affidavit, gap indemnity, and an affidavit required to permit Purchaser to obtain a “non-imputation” endorsement in connection with the transfer of the membership interests in the LLC, in a form customarily requested by the applicable title company which is otherwise reasonably acceptable to the parties;

(e) as to each Leased Real Property (other than the Leased Real Property to be transferred by the Company to the LLC pursuant to Section 5.20), an assignment and assumption agreement in the form annexed hereto as Exhibit E-2 (“Real Property Lease Assignment”), duly executed by the Cliffstar Company that is the lessee or tenant under the terms of the applicable Real Property Lease and providing for the assignment to Purchaser of all rights of the Cliffstar Company that is the lessee or tenant under the terms of such Real Property

Lease and the assumption by Purchaser of all Liabilities arising in connection with such Real Property Lease, together with any document evidencing the consent of the landlord under such Real Property Lease to the assignment, if any such consent is obtained;

(f) as to each of the Cliffstar Companies (other than the Company) that is the owner of any Intellectual Property registered at the U.S. Patent and Trademark Office, the U.S. Copyright Office or any intellectual property registry of any foreign Governmental Authority, an assignment agreement in the form annexed hereto as Exhibit F (“IP Assignment”), duly executed by each such Cliffstar Company, providing for the transfer of such Intellectual Property to Purchaser Sub and otherwise in a form acceptable for recording;

(g) an LLC transfer agreement in the form of Exhibit G, evidencing the transfer of all of the outstanding membership interests of the LLC;

(h) payoff letters or acknowledgements of discharge, as applicable, issued by each of the agents for the lenders and each of the noteholders, as the case may be, under the Company Indebtedness as of the Closing Date, setting forth the amounts required to repay such Company Indebtedness in full on the Closing Date (the “Payoff Letters”), and written evidence reasonably satisfactory to Purchaser of the release of all Encumbrances affecting the Assets, other than Permitted Encumbrances;

(i) the certificate referred to in Section 6.02(a)(iii);

(j) the certificates referred to in Sections 6.02(f) and 6.02(g);

(k) a certificate, in accordance with Treasury Regulation Section 1.1445-2(b), by each of the Cliffstar Companies that it is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code;

(l) a guarantee agreement in the form annexed hereto as Exhibit H, duly executed by each of the parties thereto;

(m) documents evidencing the contribution of Assets by the Company to the LLC and assumption of Assumed Liabilities by the LLC contemplated by Section 5.20, which contribution shall be accomplished by documents in analogous form to the corresponding documents contemplated by this Section 2.04 for analogous direct transfers from a Cliffstar Company to Purchaser; and

(n) all other documents required to be delivered by the Cliffstar Companies on or prior to the Closing Date pursuant to this Agreement.

2.05 Closing Deliveries by Purchaser. At the Closing, subject to satisfaction or waiver of each of the conditions to the obligations of Purchaser set forth in Section 6.02 of this Agreement, Purchaser shall or shall cause Purchaser Sub to deliver or cause to be delivered to the Cliffstar Companies:

(a) the Closing Purchase Price by wire transfer of immediately available funds, as set forth in Section 2.02;

(b) the duly executed Assignment and Assumption Agreements with each of the Cliffstar Companies (other than the Company);

(c) the duly executed Real Property Lease Assignments with respect to each Real Property Lease that each Cliffstar Company (other than the Company) is a party to as a lessee or tenant thereunder;

(d) the duly executed IP Assignment with respect to Intellectual Property registered at the U.S. Patent and Trademark Office, the U.S. Copyright Office or any intellectual property registry of any foreign Governmental Authority owned by the Cliffstar Companies (other than the Company);

(e) the certificate referred to in Section 6.01(a)(iii); and

(f) all other documents reasonably required to be delivered by Purchaser or Purchaser Sub on or prior to the Closing Date pursuant to this Agreement to effect the transfers contemplated hereby.

2.06 Pre-Closing Adjustment to Purchase Price.

(a) Not later than three days prior to the Closing Date, the Sellers’ Representative shall deliver to Purchaser:

(i) an unaudited estimated consolidated balance sheet of the Cliffstar Companies, prepared by the Cliffstar Companies in accordance with the Financial Statement Principles, as of the close of business (New York time) on the Closing Date (the “Estimated Closing Balance Sheet”);

(ii) a statement setting forth an estimate (the “Estimated Net Working Capital Statement”), in reasonable detail (including the components of such calculation), of the Cliffstar Companies’ Net Working Capital (the “Estimated Closing Net Working Capital”), prepared by the Cliffstar Companies in accordance with the Financial Statement Principles, as of the close of business (New York time) on the date immediately preceding the Closing Date; and

(iii) a certificate of an officer of the Company certifying that the Estimated Closing Balance Sheet and the Estimated Net Working Capital Statement represent the Cliffstar Companies’ good faith estimate of such items in accordance with this Agreement and the Financial Statement Principles.

(b) In the event that the Estimated Closing Net Working Capital is (i) greater than the Reference Net Working Capital minus $1,300,001.00, but (ii) less than the

Reference Net Working Capital plus $1,300,001.00, no adjustment shall be made to the amount of the Purchase Price payable to the Cliffstar Companies by Purchaser at Closing, pursuant to this Section 2.06(b). In the event that the Estimated Closing Net Working Capital is less than the Reference Net Working Capital minus $1,300,000.00, then the Purchase Price payable to the Cliffstar Companies by Purchaser at Closing shall be reduced by the amount of such deficiency (the “Estimated Shortfall”). In the event that the Estimated Closing Net Working Capital is greater than the Reference Net Working Capital plus $1,300,000.00, then the Purchase Price payable to the Cliffstar Companies by Purchaser at Closing shall be increased by the amount of such excess (the “Estimated Excess”).

2.07 Post-Closing Adjustment to Purchase Price. The Closing Purchase Price shall be subject to adjustment after the Closing as follows:

(a) No later than the end of the 90-day period beginning on the first day following the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative:

(i) the Proposed Closing Balance Sheet;

(ii) a statement setting forth a reasonably detailed calculation by Purchaser of the Cliffstar Companies’ Net Working Capital (the “Proposed Net Working Capital”), as of the close of business (New York time) on the Closing Date (the “Net Working Capital Calculation”) prepared based on the Proposed Closing Balance Sheet in accordance with this Agreement and the Financial Statement Principles; and

(iii) a certificate of an executive officer of Purchaser certifying that the Proposed Closing Balance Sheet and the Net Working Capital Calculation have been prepared in accordance with this Agreement and the Financial Statement Principles.

(b) Any actions taken by Purchaser at or after the Closing (including the Financing) shall not be taken into account for the purpose of preparing the Proposed Closing Balance Sheet and the Net Working Capital Calculation.

(c) The Proposed Closing Balance Sheet and the Net Working Capital Calculation shall be deemed to be final, binding and conclusive on the parties (at which time the Proposed Closing Balance Sheet shall be deemed to constitute the “Closing Balance Sheet” and the Proposed Net Working Capital shall be deemed to constitute the “Closing Net Working Capital”) upon the earlier of: (i) in the event that the Sellers’ Representative does not deliver a Dispute Notice to Purchaser prior to the end of the 60-day period beginning on the first day following the date on which the Proposed Closing Balance Sheet and Net Working Capital Calculation is delivered by Purchaser to the Sellers’ Representative (such period being hereinafter the “Objection Period”), the first day following the expiration of such Objection Period; and (ii) in the event that the Sellers’ Representative delivers a Dispute Notice to Purchaser within the Objection Period, the date on which all disputes between Purchaser and the Sellers’ Representative concerning the Proposed Closing Balance Sheet and the Net Working Capital Calculation as of the Closing have been resolved in writing, whether by agreement of Purchaser and the Sellers’ Representative or by the Independent Accounting Firm as provided for by Section 2.07(d) hereof.

(d) During the Objection Period, Purchaser shall provide the Sellers’ Representative with access (subject to Section 5.03(c)) to all of the documents, work papers, schedules, memoranda, books and records used by or prepared by Purchaser or its Representatives in preparing the Proposed Closing Balance Sheet and the Net Working Capital Calculation and to finance personnel of Purchaser and any other information which the Sellers’ Representative may reasonably request and Purchaser shall, and shall cause its Representatives to, cooperate reasonably with the Sellers’ Representative in connection therewith in all cases in a manner that does not unreasonably disrupt the operation of the Business. The Sellers’ Representative and the Cliffstar Companies shall have the right to dispute the amounts reflected on the Proposed Closing Balance Sheet or the Net Working Capital Calculation, by delivering written notice (a “Dispute Notice”) to Purchaser prior to the expiration of the Objection Period. In the event of such a dispute, Purchaser and the Sellers’ Representative shall attempt in good faith to reconcile their dispute, and any resolution by them as to any disputed items shall be final, binding and conclusive on Purchaser and the Cliffstar Companies. If Purchaser and the Sellers’ Representative are unable to reach a resolution of their differences within 30 days following the date the Sellers’ Representative delivers the Dispute Notice to Purchaser, then Purchaser and the Sellers’ Representative shall submit, as soon as practicable, any remaining disputed items to any independent accounting firm of national reputation mutually acceptable to Purchaser and the Sellers’ Representative (the “Independent Accounting Firm”). The Independent Accounting Firm shall consider only those items and amounts as to which Purchaser and the Cliffstar Companies have disagreed within the time periods and on the terms specified above. The Independent Accounting Firm may rely only upon information submitted to it by Purchaser and the Sellers’ Representative. The Independent Accounting Firm shall be instructed to use commercially reasonable efforts to deliver to Purchaser and the Sellers’ Representative a written decision setting forth the resolution of each disputed matter within 30 days of submission of the Proposed Closing Balance Sheet and Net Working Capital Calculation to it and, in any case, as promptly as practicable after such submission. The decision by the Independent Accounting Firm of such disputed matters shall be conclusive and binding upon Purchaser, the Sellers’ Representative and the Cliffstar Companies and may be entered and enforced in any court having jurisdiction. Purchaser, the Sellers’ Representative and the Cliffstar Companies agree that the procedures set forth in this Section 2.07 for resolving disputes with respect to the Proposed Closing Balance Sheet and the Net Working Capital Calculation shall be the sole and exclusive method for resolving any such disputes; provided, that this provision shall not prohibit any party from instituting litigation to enforce any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. Any fees and disbursements of the Independent Accounting Firm shall be divided equally and paid by Purchaser on the one hand and the Cliffstar Companies on the other hand.

(e) (i) In the event that the Closing Net Working Capital, as finally determined pursuant to this Section 2.07, is greater than the Reference Net Working Capital minus $1,300,001.00, but less than the Reference Net Working Capital plus $1,300,001.00, no adjustment shall be made to the amount of the Closing Purchase Price paid by Purchaser pursuant to this Section 2.07(e); provided that, in such event, (1) to the extent that the Purchase

Price was reduced by the Estimated Shortfall pursuant to Section 2.06(b) above, Purchaser shall pay to the Cliffstar Companies an amount in cash equal to the Estimated Shortfall and (2) to the extent that the Purchase Price was increased by the Estimated Excess pursuant to Section 2.06(b) above, the Cliffstar Companies shall pay to Purchaser an amount in cash equal to the Estimated Excess.

(ii) In the event that the Reference Net Working Capital minus $1,300,000.00 exceeds the Closing Net Working Capital as finally determined pursuant to this Section 2.07, then the Cliffstar Companies shall pay Purchaser the amount equal to such excess minus an amount equal to the Estimated Shortfall, if any, or plus the amount of the Estimated Excess, if any, in each case, reflected in the calculation of the Closing Purchase Price in Section 2.06 of this Agreement.

(iii) In the event that the Closing Net Working Capital reflected on the Closing Balance Sheet is greater than the Reference Net Working Capital plus $1,300,000.00, then Purchaser shall pay to the Cliffstar Companies the amount of such excess minus the Estimated Excess, if any, or plus the Estimated Shortfall, if any, in each case, reflected in the calculation of the Closing Purchase Price in Section 2.06 of this Agreement.

(iv) The amount payable by the Cliffstar Companies to Purchaser or by Purchaser to the Cliffstar Companies as determined by the provisions of this Section 2.07(e) shall be paid on or before July 29, 2011, in immediately available funds by certified or official bank check or by wire transfer to an account or accounts specified by Purchaser or the Sellers’ Representative, as the case may be, provided that if any portion of such payment is not paid on or before July 29, 2011, such unpaid portion of such payment shall bear interest from July 29, 2011 to the date that any such payment (together with interest thereon) is made at an annual rate equal to 15%; provided, further, that the foregoing shall not limit any other remedies available hereunder to the party entitled to receive such payment.

2.08 Allocation of Purchase Price . The Purchase Price shall be allocated by the Purchaser and Cliffstar Companies among the Assets as set forth on Annex 1 hereto. Unless otherwise required by applicable Tax Authority or Tax Law, the Cliffstar Companies and Purchaser will not, and will cause their respective Affiliates not to, take a position in any forum that is inconsistent with the details set forth in Annex 1 hereto, including taking an inconsistent position on any Tax Return before any Tax Authority charged with the collection of any Tax, or in any proceeding relating to any Tax. The Cliffstar Companies and Purchaser will file all federal, state, local and foreign Tax Returns in accordance with Annex 1 hereto.

2.09 Earnout. The Earnout Amount shall be calculated, determined and paid in the following manner:

(a) Within 90 days after the end of the Earnout Period, Purchaser shall prepare in good faith and deliver to the Sellers’ Representative a written statement showing in reasonable detail the calculation of EBITDA for the Earnout Period and the Earnout Amount payable (the “Earnout Statement”).

(b) In the event of any objection by the Sellers’ Representative with respect to the determination of the EBITDA or the Earnout Amount payable for the Earnout Period, the Sellers’ Representative shall give written notice to Purchaser of the existence of such objection and the parties will attempt to resolve any disputed items in good faith for a period of 30 days from the receipt of such written notice. If the Sellers’ Representative does not deliver a written objection within 30 days after its receipt of an Earnout Statement, then the calculation of the EBITDA and the Earnout Amount payable for the Earnout Period as set forth in the applicable Earnout Statement shall be deemed to have been accepted.

(c) Failing resolution pursuant to Section 2.09(b), then either Purchaser or the Sellers’ Representative may submit any unresolved disputed items with respect to the amount of EBITDA or the Earnout Amount payable for the Earnout Period for binding resolution to the Independent Accounting Firm. Purchaser and the Sellers’ Representative shall direct the Independent Accounting Firm to, within 30 days following such submission, resolve the unresolved objections and such resolution shall be final and binding on all parties hereto.

(d) Each of Purchaser and the Sellers’ Representative shall submit to the Independent Accounting Firm (with a copy delivered to the other on the same day), within 10 days after the date of the engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions on the unresolved objections. Each of Purchaser and the Sellers’ Representative may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other on the same day), within 20 days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other party. Unless requested by the Independent Accounting Firm in writing, no party hereto may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing.

(e) Within 30 days after the date of its engagement hereunder, the Independent Accounting Firm shall issue a written ruling which shall include a revised Earnout Statement as adjusted (i) pursuant to any resolutions to objections agreed upon by Purchaser and the Sellers’ Representative and (ii) pursuant to the Independent Accounting Firm’s resolution of the unresolved objections. The Independent Accounting Firm shall review only those matters specified in the unresolved objections and shall make no changes to the Earnout Statement, except as are required to resolve the unresolved objections. The Earnout Statement provided by the Independent Accounting Firm pursuant to this Section 2.09(e) shall be deemed to be the final Earnout Statement and it shall be final and binding on all parties hereto. The parties agree that the procedure set forth in this Section 2.09 for resolving disputes with respect to the Earnout Statement shall be the sole and exclusive method for resolving any such disputes. The Independent Accounting Firm’s determination may be enforced in any court of competent jurisdiction, but the substance of the Independent Accounting Firm’s determination shall not be subject to review in any such proceeding.

(f) Purchaser, on the one hand, and the Cliffstar Companies, on the other hand, shall each be responsible for one-half of the fees and expenses of the Independent Accounting Firm.

(g) Not later than July 29, 2011, Purchaser shall pay to the Cliffstar Companies (the “Earnout Payment”) an amount in cash equal to the Earnout Amount payable for the Earnout Period; provided that, without limiting any other remedies available hereunder to the Cliffstar Companies to compel payment of the Earnout Payment, if the Earnout Payment or any portion thereof is not received by the Cliffstar Companies on July 29, 2011, Purchaser shall pay to the Cliffstar Companies any unpaid portion of the Earnout Payment plus interest on such unpaid portion (the “Earnout Interest”) at a rate equal to 15% per annum, for the period beginning on July 29, 2011 and ending on the date the remaining portion of the Earnout Payment and the Earnout Interest are received by the Cliffstar Companies. Such cash payment shall be made by wire transfer of immediately available funds to an account or accounts specified in accordance with written instructions provided by the Sellers’ Representative to Purchaser at least two Business Days prior to the date such payment is due or on such other date as Purchaser and Sellers’ Representative shall agree. Purchaser acknowledges that the Earnout Payment and any Earnout Interest shall be a senior unsecured obligation of Purchaser.

2.10 Consistent Accounting. With respect to any calculation of Net Working Capital for the purposes of this Agreement, no change in accounting principles or methodology shall be made from the Financial Statement Principles, including, without limitation, with respect to the nature of accounts, level of reserves or level of accruals. For purposes of the preceding sentence, “change in accounting principles or methodologies” includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or presentation, as well as all changes in practices, methods, conventions or assumptions (unless required by objective changes in underlying events) utilized in making accounting estimates.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE CLIFFSTAR COMPANIES

Except in each case as disclosed in the appropriate section of the separate disclosure letter (or in any other section of the disclosure letter to the extent that the relevance of any such disclosure to any other section of the disclosure letter is reasonably apparent on the face of such disclosure), which has been delivered by the Cliffstar Companies to Purchaser prior to the execution of this Agreement (the “Sellers’ Disclosure Letter”), each of the Cliffstar Companies, jointly and severally, makes the following representations and warranties as of the date hereof and as of the Closing Date:

3.01 Organization, Authority and Qualification of the Cliffstar Companies. Each of the Cliffstar Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder, to consummate the transactions contemplated hereunder, and to own, operate or lease all the properties and assets now owned, operated or leased by it and to carry on its respective business as it has been and is now being conducted. Each of the Cliffstar Companies is duly licensed or qualified to do business and is in good standing in: (a) each jurisdiction in which the properties owned or leased by such Cliffstar Company are located; and (b) where the operation of its business makes such licensing or qualification necessary or desirable, except for those jurisdictions in which the failure of any Cliffstar Company to be so licensed, qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect. No Cliffstar Company is in violation of any provision of its Certificate of Incorporation, By-laws or other organizational document. All of the capital stock and other equity interests in the Cliffstar Companies are owned by the Persons identified on Schedule 3.01 of the Sellers’ Disclosure Letter. There is no agreement, arrangement or understanding regarding the transfer, sale or issuance of any equity interest or any interest convertible into an equity interest in any Cliffstar Company to any Person other than the Persons identified on Schedule 3.01 of the Sellers’ Disclosure Letter.

3.02 Due Authorization. Once the Shareholder Approval has been obtained, the execution and delivery of this Agreement and any other documents or instruments required to be executed and/or delivered pursuant to the terms of this Agreement by the Cliffstar Companies, the performance by the Cliffstar Companies of their obligations hereunder and thereunder, and the consummation by the Cliffstar Companies of the transactions contemplated hereby and, as applicable, thereby shall have been duly and validly authorized by all requisite action on the part of the Cliffstar Companies. Once the Shareholder Approval has been obtained, this Agreement shall have been duly and validly executed and delivered by the Cliffstar Companies and (assuming due authorization, execution and delivery by Purchaser and any other parties hereto other than the Cliffstar Companies) this Agreement and each other document or instrument executed pursuant to the terms of this Agreement constitutes (or, in the case of any other document or instrument to be executed after the date hereof, will constitute) a legal, valid and binding obligation of the Cliffstar Companies (to the extent that each is or will be a party to such documents or instruments when executed), each enforceable against the Cliffstar Companies, as applicable, in accordance with its terms, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). Once the Shareholder Approval has been obtained, no other approval, authorization or commitment or undertaking by any shareholder, partner, or member of any Cliffstar Company is necessary for the transfer of the Assets contemplated hereunder and the consummation of the other transactions contemplated hereby, including formation of the LLC.

3.03 No Conflict. Except for consents and approvals separately listed on Schedule 3.04 and Schedule 3.08 to the Sellers’ Disclosure Letter, Schedule 3.03 of the Sellers’ Disclosure Letter lists all consents, approvals, authorizations, filings, and notifications required for the conveyance of the Assets to the LLC and the Purchaser or Purchaser Sub hereunder and the consummations of the other transactions contemplated hereby, free and clear of all Encumbrances (other than Permitted Encumbrances), except to the extent that any such consent, approval, authorization, filing or notification would not, individually or in the aggregate, (A) prevent or materially delay the transactions contemplated hereby or (B) be reasonably expected, individually or in the aggregate, to be material to the Assets, the Business or its operations, in each case, taken as a whole. Assuming that all consents, approvals, authorizations and other actions described in Schedule 3.03 of the Sellers’ Disclosure Letter have been obtained and all filings and notifications listed in Schedule 3.03 of the Sellers’ Disclosure Letter have been made, the execution, delivery and performance of this Agreement, each other document or instrument executed pursuant to the terms of this Agreement and of the transactions contemplated hereby by the Cliffstar Companies does not and will not: (a) violate, conflict with or result in a breach of any provision of any Cliffstar Company’s Certificate of Incorporation, By-laws or other organizational document, as the case may be; (b) conflict with or violate any Law or Governmental Order applicable to any Cliffstar Company or by which any of its assets, properties or businesses is bound or affected; (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, increase in payment, revocation or cancellation of any provision under the terms of any Material Contract; or (d) result in the creation of any Encumbrance on any of the assets of any of the Cliffstar Companies (other than Permitted Encumbrances), except with respect to clauses (b), (c) and (d) to the extent that any such conflict, violation, breach, default, right of termination, amendment, acceleration, suspension, revocation, cancellation or Encumbrance would not, individually or in the aggregate, (A) prevent or materially delay the transactions contemplated hereby or (B) be reasonably expected, individually or in the aggregate, to be material to the Business.

3.04 Governmental Consents and Approvals. Except (a) for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder, (b) for the approvals as otherwise described in Schedule 3.04 of the Sellers’ Disclosure Letter, and (c) as a result of matters specifically relating to Purchaser or its Affiliates, the execution, delivery and performance of this Agreement and each other document or instrument executed pursuant to Section 2.04 by any of the Cliffstar Companies does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority or other third party, except for those Permits as to which the failure to obtain consent would not prevent or materially delay the transactions contemplated hereby or reasonably be expected to be material to the Assets, the Business or its operations, in each case, taken as a whole, after Closing.

3.05 Financial Information.

(a) Schedule 3.05(a) of the Sellers’ Disclosure Letter contains true and complete copies of (i) the unaudited June 6 Balance Sheet and the related unaudited consolidated statements of income for the period then ended (the “June 6 Financial Statements”), and (ii) an audited consolidated balance sheet of the Cliffstar Companies as of January 2, 2010, January 3, 2009 and December 29, 2007, and the related consolidated audited statements of income for each of the fiscal years then ended (the “Year-End Financial Statements” and, together with the June 6 Financial Statements, collectively referred to herein as the “Financial Statements”). The Financial Statements: (w) were prepared in accordance with the Financial Statement Principles; (x) present fairly, in all material respects, the financial condition and results of operations of the Cliffstar Companies as of the dates thereof or for the periods covered thereby (subject, in the case of the June 6 Financial Statements, to normal year-end adjustments, which, if made as of the date hereof, would not be material, individually or in the aggregate, and the absence of footnotes);

and (y) include all adjustments that are necessary for a fair presentation of the financial condition of the Cliffstar Companies and the results of the operations of the Cliffstar Companies as of the dates thereof or for the periods covered (subject, in the case of the June 6 Financial Statements, to normal year-end adjustments, which, if made as of the date hereof, would not be material, individually or in the aggregate, and the absence of footnotes), and were prepared from the books and records of the Cliffstar Companies. All reserves reflected on the Financial Statements have been established in accordance with GAAP, except as otherwise specified in the Financial Statement Principles.

(b) The Cliffstar Companies’ consolidated 12-month trailing EBITDA for the 12 months ended June 6, 2010 is not less than $80,000,000;

3.06 Books and Records. Copies of the Certificate of Incorporation, By-laws or other similar organizational documents of each of the Cliffstar Companies, as currently in effect, have been delivered to Purchaser, and are complete. The books of account and other financial records of the Cliffstar Companies, all of which have been made available to Purchaser, reflect actual, bona fide transactions and have been maintained in accordance with the Cliffstar Companies’ business practices. None of the Cliffstar Companies maintains any off-the-books accounts. These books, records and accounts are created under the direct control of the Cliffstar Companies.

3.07 No Undisclosed Liabilities. Except (a) as set forth or reserved for in the Financial Statements, (b) for Liabilities which have been incurred since June 6, 2010 in the ordinary course of business consistent with past practice, (c) Liabilities in respect of warranty obligations and general liability claims incurred in the ordinary course of business consistent with past practice and (d) Liabilities or obligations which have been discharged or paid in full in the ordinary course of business consistent with past practice since June 6, 2010, none of the Cliffstar Companies nor any of their subsidiaries has any Liabilities or obligations of any nature, whether or not accrued, contingent, known or unknown or otherwise, that are required by GAAP to be reflected on an audited consolidated balance sheet (or notes thereto) of the Cliffstar Companies and their subsidiaries. This Section 3.07 shall not apply to Liabilities with respect to those matters set forth in Section 3.19 (Taxes).

3.08 Governmental Authorizations and Regulations. All Permits required to conduct the Business, as conducted on the date hereof, are in the possession of the Cliffstar Companies, as applicable, are in full force and effect and the Cliffstar Companies are operating in compliance therewith, except for such Permits the failure of which, individually or in the aggregate, to possess or with which to be in compliance would not be material to the Business. Each of them has operated in compliance in all material respects with all Permits required to conduct the Business at all times since December 31, 2007. Schedule 3.08 to the Sellers’ Disclosure Letter lists all Permits currently used by the Cliffstar Companies to conduct the Business as currently conducted.

3.09 Conduct in the Ordinary Course; Absence of Certain Changes. Since June 6, 2010 through the date of this Agreement, except as contemplated or permitted by this Agreement or as set forth on Schedule 3.09 to the Sellers’ Disclosure Letter, each of the Cliffstar Companies has conducted its respective business in the ordinary course of business consistent with past practice, and there has not been any:

(a) event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) material change in any method of accounting or accounting practice for the Business, except as required by changes in GAAP or as disclosed in the notes to the Financial Statements;

(c) material change in cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(d) transfer, assignment, sale or other disposition of any material Assets shown or reflected in the June 6 Balance Sheet, except for the sale of inventory in the ordinary course of business consistent with past practice;

(e) cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Assets, except in the ordinary course of business consistent with past practice;

(f) transfer, assignment or grant of any material license or sublicense of any material rights under or with respect to any Intellectual Property Assets or Intellectual Property licenses;

(g) material damage, destruction or loss, or any material interruption in use, of any material Assets, whether or not covered by insurance;

(h) acceleration, termination, material modification to or cancellation of any Material Contract or Permit;

(i) material capital expenditure, except as set forth in the business plan for the fiscal year ending January 1, 2011 set forth in the Earnout Business Plan;

(j) imposition of any Encumbrance upon any of the Assets (other than Permitted Encumbrances);

(k) grant of any bonuses, whether monetary or otherwise, or any general wage or salary increases in respect of any employees, other than as provided for in any written agreements or consistent with past practice, or change in the terms of employment for any employee except as contemplated by this Agreement;

(l) entry into or termination of any written employment agreement or collective bargaining agreement covering any employee or modification of the terms of any such existing agreement;

(m) loan to any employee, except in the ordinary course of business consistent with past practice in an amount not to exceed $50,000;

(n) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(o) purchase, lease or other acquisition of the right to own, use or lease any property or assets in connection with the Business for an amount in excess of $1,000,000, individually (in the case of a lease, per annum), or $10,000,000 in the aggregate (in the case of a lease, for the entire term of the lease; provided, that such annual amount does not exceed $1,000,000), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(p) adoption, amendment, modification or termination of any bonus, profit sharing, incentive, severance, or other plan, Contract or commitment for the benefit of any employees (or any such action taken with respect to any other benefit plan); or

(q) any Contract to do any of the foregoing, or commitment that would result in any of the foregoing.

3.10 Absence of Litigation.

(a) Except as set forth on Schedule 3.10 of the Sellers’ Disclosure Letter, as of the date of this Agreement, there is no Action involving any of the Cliffstar Companies pending or, to the knowledge of the Cliffstar Companies, threatened in any written notice addressed and delivered to any of the Cliffstar Companies or their Affiliates before any court or any Governmental Authority involving a claim of more than $25,000 or claims aggregating more than $250,000. This Section 3.10 shall not apply to pending or threatened litigation identified as such on the appropriate schedule to the Sellers’ Disclosure Letter relating to Section 3.19 (Taxes), Section 3.20 (Environmental Matters) and Section 3.21 (Employee Benefit Plans).

(b) As of the date hereof, there are no other Actions pending or, to the knowledge of any of the Cliffstar Companies, threatened against or by any Cliffstar Company (a) relating to or affecting the Business, the Assets or the Assumed Liabilities that would reasonably expected to be material to the Assets, the Business or its operations, in each case, taken as a whole; or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(c) As of the date hereof, there are no outstanding Governmental Orders relating to or affecting any of the Cliffstar Companies and there are no unsatisfied judgments, penalties or awards against any Cliffstar Company, or relating to or affecting the Business.

3.11 Inventory. All inventory reflected in the June 6 Balance Sheet or acquired since the June 6 Balance Sheet, to the extent still owned by any Cliffstar Company, (i) is valued in accordance with the Financial Statement Principles pursuant to FIFO and, in the case of inventory reflected in the June 6 Balance Sheet, all damaged or defective inventory has been written down to net realizable value and (ii) is owned by the Cliffstar Companies free and clear of all Encumbrances (other than Permitted Encumbrances), and no material quantities of inventory are held on a consignment basis. As of the date hereof, the quantity of inventory of the Cliffstar Companies is consistent with past practice.

3.12 Accounts Receivable. The accounts receivable reflected on the June 6 Balance Sheet and the accounts receivable arising after the date thereof have arisen from bona fide transactions entered into by the Cliffstar Companies involving the sale of goods or the rendering of services to third parties in the ordinary course of business consistent with past practice. As of the date hereof, to the knowledge of the Cliffstar Companies, any and all disputes with customers regarding accounts receivable, in the aggregate, do not exceed the accruals therefor set forth in the Financial Statements.

3.13 Compliance with Laws. Since December 31, 2007, or, if later, the date of its formation, each of the Cliffstar Companies has conducted its business in material compliance with all Laws and Governmental Orders applicable to it or any of its assets or Liabilities, and no Cliffstar Company has violated in any material respect any such Law or Governmental Order, or any judicial or administrative interpretations thereof, except as would not reasonably be expected to be material to the Business. Since December 31, 2007, no Cliffstar Company has received any written or, to the knowledge of the Cliffstar Companies, oral notice from any Governmental Authority (x) asserting any violation in any material respect by any Cliffstar Company of any applicable Law or (y) that any Cliffstar Company is under any investigation by any Governmental Authority for any alleged violation in any material respect of any applicable Law. This Section 3.13 shall not apply to those specific instances of noncompliance and violations of Law, if any, relating to Section 3.15 (Intellectual Property); Section 3.19 (Taxes), Section 3.20 (Environmental Matters) and Section 3.21(a) (Employee Benefit Plans).

3.14 Material Contracts.

(a) Except for Real Property Leases set forth on Schedule 3.17(a) of the Sellers’ Disclosure Letter attached hereto, the Employee Plans set forth on Schedule 3.21 of the Sellers’ Disclosure Letter attached hereto, and the Personal Property Leases set forth on Schedule 3.25(a) of the Sellers’ Disclosure Letter attached hereto, each of which are also Material Contracts, Schedule 3.14 of the Sellers’ Disclosure Letter sets forth, as of the date hereof, all of the following Contracts to which any of the Cliffstar Companies is a party or by which any of the Cliffstar Companies is bound (collectively with all of the agreements set forth on Schedules 3.17(a), 3.21 and 3.25(a) to the Sellers’ Disclosure Letter, the “Material Contracts”): (i) Contracts between any of the Cliffstar Companies on the one hand and any other of the Cliffstar Companies, any Affiliate or any current officer, director or manager of any of the Cliffstar Companies on the other hand; (ii) Contracts for the sale of any material assets of a Cliffstar Company other than sales of inventory in the ordinary course of business; (iii) Contracts containing covenants of a Cliffstar Company not to compete in any line of business or with any other Person in any geographical area; (iv) Contracts relating to the borrowing of money, including indebtedness under capital leases; (v) any other Contracts, other than Real Property Leases, Employee Plans and Personal Property Leases, that: (x) involve the expenditure by (or payment to) the Cliffstar Companies of more than $3,500,000 annually, (y) are not cancelable upon 30 or fewer days’ notice without any liability, and (z) require performance by any party for a period of more than one year from the date hereof; (vi) Contracts that provide for the receipt of payment by the Cliffstar Companies of more than $3,500,000 annually; (vii) material Intellectual Property licenses or other Intellectual Property agreements (other than licenses or other agreements for generally available commercial software with a purchase price or annual license fee of less than $250,000); (viii) Contracts requiring a Cliffstar Company to pay, perform, discharge or otherwise guarantee any debt or obligation of any Person; (ix) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts; (x) all joint venture, partnership or similar Contracts; (xi) all Contracts for the sale of any material Assets (other than inventory) or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any such Assets; (xii) all powers of attorney with respect to the Business or any material Asset; (xiii) Contracts relating to ownership of equity interests in any Person, including, without limitation, the acquisition or disposition of such interest, by any of the Cliffstar Companies; and (xiv) any other Contract entered into outside the ordinary course of business that is material to the Business. With respect to any Material Contract not in writing, Schedule 3.14 of the Sellers’ Disclosure Letter shall set forth a description of the material terms of such Material Contract.

(b) Each of the Material Contracts to which any of the Cliffstar Companies is a party: (i) is the legal, valid and binding obligation of such Cliffstar Company, (ii) assuming such Material Contract is binding on and enforceable against the other parties thereto, is enforceable against such Cliffstar Company in accordance with its terms, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to rules of Law governing specific performance, to injunctive relief, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and (iii) is in full force and effect, except to the extent it has previously expired in accordance with its terms. None of the Cliffstar Companies is in default in any material respect under any Material Contract, and, to the knowledge of the Cliffstar Companies, neither is any other party thereto.

3.15 Intellectual Property.

(a) Schedule 3.15 of the Sellers’ Disclosure Letter sets forth, as of the date hereof, a list of all registrations and applications for Intellectual Property owned by any of the Cliffstar Companies.

(b) The conduct of the Business does not infringe upon, misappropriate, or otherwise violate any rights of any third party with respect to its Trade Secrets, Patents, registered Copyrights, or registered or applied-for Trademarks, and, except as set forth on Schedule 3.15 to the Sellers’ Disclosure Letter, as of the date hereof, there are no claims pending or, to the knowledge of the Cliffstar Companies, threatened, that assert otherwise. Except as set forth on Schedule 3.15 to the Sellers’ Disclosure Letter: (i) each Cliffstar Company owns or has rights to use all Intellectual Property as currently used in the conduct of the Business by such Cliffstar Company, free and clear of any Encumbrance (other than Permitted Encumbrances); (ii) none of the Cliffstar Companies has received, in the past two years prior to the date hereof, any written notice alleging any such infringement, misappropriation, or other violation that has not been settled or otherwise fully resolved; (iii) to the knowledge of the Cliffstar Companies, no third party is infringing, misappropriating, or otherwise violating any Intellectual Property owned by any Cliffstar Company; (iv) no claims of infringement, misappropriation or other violation of any Intellectual Property are pending or threatened against any third party by any Cliffstar Company; (v) there is no Action pending or, to the knowledge of the Cliffstar Companies, threatened before any court or any Governmental Authority with respect to any Intellectual Property of the Cliffstar Companies (excluding office actions or responses thereto in the U.S. Patent and Trademark Office, the U.S. Copyright Office or any intellectual property registry of any foreign Governmental Authority); and (vi) since December 31, 2007, each of the Cliffstar Companies has conducted its business in compliance in all material respects with all Laws and Governmental Orders applicable to it with respect to any Intellectual Property and no Cliffstar Company has violated in any material respect any such Law or Governmental Order, or any binding and applicable judicial or administrative interpretations thereof. The rights of the Cliffstar Companies in and to any Intellectual Property used in the Business will not be materially affected by the consummation of the transactions contemplated in this Agreement. The Cliffstar Companies have taken commercially reasonable precautions to protect the confidentiality of their material Trade Secrets. The Cliffstar Companies have not previously assigned, transferred, conveyed or otherwise materially encumbered any right, title or interest in the material Intellectual Property currently used in the Business and have not granted any third party any material covenant not to sue for any such use of the Intellectual Property.

3.16 Owned Real Property.

(a) Schedule 3.16(a) of the Sellers’ Disclosure Letter lists, as of the date hereof, each parcel of real property owned by the Cliffstar Companies (all such real property together with all improvements thereon and all appurtenances thereto being hereinafter collectively, the “Owned Real Property,” including with respect to each such property, the street address, as indicated on the respective real property tax bills for such property).

(b) Other than as set forth on Schedule 3.16(b) of the Sellers’ Disclosure Letter, the Cliffstar Companies have good and marketable, fee title to the Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) Other than as set forth on Schedule 3.16(c) of the Sellers’ Disclosure Letter, there are no parties in possession of any parcel of Owned Real Property or any portion thereof other than the Cliffstar Companies (or any of them), and there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any of the Owned Real Property or any portion thereof. To the knowledge of the Cliffstar Companies, other than as set forth on Schedule 3.16(c) of the Sellers’ Disclosure Letter, there are no brokerage commission agreements between the Cliffstar

Companies and any broker in connection with the leases on Schedule 3.16(c) of the Sellers’ Disclosure Letter, and no commissions are currently due with respect to such leases. There are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein.

(d) The Cliffstar Companies have not received any written notice of any pending proceedings in eminent domain or other Action pending or, to the knowledge of the Cliffstar Companies, threatened, affecting any portion of the Owned Real Property or the title thereto.

(e) As of the date hereof, no Cliffstar Company has received any written notice of (i) material violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Owned Real Property, or (ii) existing, pending or, to the knowledge of the Cliffstar Companies, threatened, zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to materially and adversely affect the ability to operate the Owned Real Property as currently operated.

(f) Neither the whole nor any material portion of any Owned Real Property has been condemned, materially damaged, or destroyed by fire or other casualty.

3.17 Leased Real Property.

(a) Schedule 3.17(a) of the Sellers’ Disclosure Letter attached hereto sets forth, as of the date hereof, the street address of each parcel of real property which is leased by any Cliffstar Company as lessee together with the identity of the Cliffstar Company that is the lessee of such real property (all such real property to the extent set forth in the applicable real property lease, collectively, the “Leased Real Property”). Each lease for the Leased Real Property is referred to herein as a “Real Property Lease.” Each Cliffstar Company that is identified as being the lessee of any parcel of Leased Real Property has, to the knowledge of the Cliffstar Companies, a valid and enforceable leasehold interest under each of the leases for the Leased Real Property and the Cliffstar Companies have not received any written notice of any default and, to the knowledge of the Cliffstar Companies, no event has occurred that, with notice or lapse of time, or both, would constitute a material default by the Cliffstar Company that is the lessee of any such Leased Real Property. To the knowledge of the Cliffstar Companies, no lessor under any Real Property Lease is in material default thereunder, nor has any event occurred that, with notice or lapse of time, or both, would constitute a material default by the lessor thereunder. Prior to the date hereof, to the knowledge of the Cliffstar Companies, true, correct and complete copies of each Real Property Lease, including all amendments and modifications with respect thereto, and any material documents to which the applicable Cliffstar Company is a party with respect to any Leased Real Property (i.e., a subordination, non-disturbance and attornment agreement with any mortgagee of a Leased Real Property) have been made available to Purchaser.

(b) Other than as set forth on Schedule 3.17(b) of the Sellers’ Disclosure Letter, the lessor under the lease with respect to Leased Real Property is not an Affiliate of Seller.

(c) Other than as set forth on Schedule 3.17(c) of the Sellers’ Disclosure Letter, no Cliffstar Company has subleased, assigned or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof.

(d) Other than as set forth on Schedule 3.17(d) of the Sellers’ Disclosure Letter, no Cliffstar Company has pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in any Leased Real Property which will not otherwise be released in connection with the Closing.

(e) Other than as set forth on Schedule 3.17(e) of the Seller’s Disclosure Letter, no Cliffstar Company is a party to a brokerage or commission agreement in connection with any Real Property Lease, or any sublease of any Leased Real Property, and there is no commission payable by the Cliffstar Company in connection with the current term of the applicable Real Property Lease or sublease (which has not yet been paid).

3.18 Customers and Suppliers.

(a) Schedule 3.18(a) of the Sellers’ Disclosure Letter sets forth with respect to the Business the top ten customers based on aggregate consideration paid to the Cliffstar Companies for goods or services for each of the two most recent fiscal years (each such customer a “Material Customer” and collectively, the “Material Customers”). As of the date hereof, no Cliffstar Company has received any written notice that any of the Material Customers has ceased, or intends to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business. Except as specifically set forth in a Contract provided to Purchaser or otherwise disclosed to Purchaser in writing, as of the date hereof, no Cliffstar Company is party to any agreement, arrangement or understanding with any Material Customer regarding any rebate, discount, allowance, slotting fee or other similar arrangement other than entered into in the ordinary course of business, consistent with past practice.

(b) Schedule 3.18(b) of the Sellers’ Disclosure Letter sets forth with respect to the Business the top ten suppliers to whom the Cliffstar Companies have paid consideration for goods or services rendered based on the aggregate amount paid for each of the two most recent fiscal years (collectively, the “Material Suppliers”). As of the date hereof, no Cliffstar Company has received any written notice that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or reduce its relationship with the Business.

3.19 Taxes.

(a) All Tax Returns required to be filed with respect to each of the Cliffstar Companies have been timely filed (except those under valid extension) and all such Tax Returns were correct and complete in all respects;

(b) All Taxes shown on such Tax Returns or otherwise due or payable have been timely paid (unless such Taxes are being contested in good faith) except as expressly reserved on the June 6 Balance Sheet for current Taxes payable and no Cliffstar Company has given a waiver or extension (or is subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes or with respect to which any of the Cliffstar Companies may be liable;

(c) Except as set forth on Schedule 3.19 to the Sellers’ Disclosure Letter, neither the Internal Revenue Service nor any other Tax Authority is currently claiming or asserting against any of the Cliffstar Companies, any adjustment, deficiency or claim for payment of additional Taxes nor, to the knowledge of Company, is there any basis for any such claim or assertion;

(d) none of the Cliffstar Companies is a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code by reason of the transactions contemplated hereby;

(e) all Taxes required to be withheld, collected or deposited by the Cliffstar Companies have been timely withheld, collected or deposited and, to the extent required, have been paid to the relevant Tax Authority;

(f) each of the Cliffstar Companies is a “United States person” as defined in Section 7701(a)(30) of the Code;

(g) there are no Encumbrances for Taxes upon any of the Assets (other than for current Taxes not yet due and payable);

(h) no Tax Authority has asserted that any of the Cliffstar Companies should have filed a Tax Return in a jurisdiction where no such Tax Return has been filed by such Cliffstar Company; and

(i) there are no existing, threatened or pending claims, actions, audits, investigations, examinations, or other administrative or court proceedings with regard to any Taxes or Tax Returns of any of the Cliffstar Companies.

3.20 Environmental Matters.

(a) Except as set forth in Schedule 3.20(a) of the Sellers’ Disclosure Letter, the Cliffstar Companies are in compliance with all applicable Environmental Laws, including, but not limited to, possessing and complying with all Permits and other governmental authorizations required for their operations under applicable Environmental Laws, except for matters that have been fully resolved with the applicable governmental entity or where failure to be in compliance would not be material to the Assets, the Business or its operations, in each case, taken as a whole.

(b) Except as set forth in Schedule 3.20(b) of the Sellers’ Disclosure Letter, during the three (3) year period ending on the date hereof, there is no Environmental Claim pending or, to the knowledge of the Cliffstar Companies, threatened against the Cliffstar Companies or, to the knowledge of Cliffstar Companies, against any Person whose liability for any Environmental Claim Cliffstar Companies has or may have retained or assumed, either contractually or by operation of law, which would be material to the Assets, the Business or its operations, in each case, taken as a whole.

(c) Except as set forth in Schedule 3.20(c), there are no circumstances or conditions, including, without limitation, the Release, threatened Release or presence of any Hazardous Material which would reasonably be expected to form the basis of any Environmental Claim against the Cliffstar Companies, or to the knowledge of the Cliffstar Companies, against any person or entity whose liability for any Environmental Claim the Cliffstar Companies has or may have retained or assumed either contractually or by operation of law, in each case which would be material to the Assets, the Business or its operations in each case taken as a whole.

(d) Except as set forth in Schedule 3.20(d) of the Sellers’ Disclosure Letter, neither the Cliffstar Companies, nor, to the knowledge of Cliffstar Companies, any other person has placed, stored, handled, deposited, discharged, buried, dumped, disposed of or released any Hazardous Materials produced by, or resulting from, any of the Cliffstar Companies’ operations, at any Owned Real Property or Leased Real Property or at any real property formerly owned, operated or leased by the Cliffstar Companies (“Former Real Property”), except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Cliffstar Companies (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws), and except, in each case, as would not be material to the Assets, the Business or its operations, in each case, taken as a whole.

(e) The Cliffstar Companies have delivered or otherwise made available for inspection to Purchaser complete and correct copies of material studies, audits, assessments, memoranda and investigations pertaining to Hazardous Materials at the Owned Real Property or Leased Real Property or regarding the Cliffstar Companies’ compliance with applicable Environmental Laws that are in the possession of Company and which have been prepared in the last five years.

(f) This Section 3.20 contains the only representations and warranties of the Cliffstar Companies with regard to Environmental Laws or Hazardous Materials; provided, that nothing in this sentence shall limit the representations contained in Section 3.24 hereof.

3.21 Employee Benefits Plans.

(a) Schedule 3.21(a) of the Sellers’ Disclosure Letter sets forth a complete and correct list of all employee benefit plans (within the meaning of Section 3(3) of ERISA) and each sick leave, vacation pay, salary continuation for disability, consulting or other compensation arrangements, retirement plans, medical, dental and vision plans, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements in which employees of any of the Cliffstar Companies participated, with respect to which any of the Cliffstar Companies has any obligation or which are maintained, contributed to or sponsored by any of the Cliffstar Companies or any of its Affiliates for the benefit of any current employee, officer, director or manager of any of the Cliffstar Companies or any former employee of any of the Cliffstar Companies (hereinafter the “Employee Plans”).

(b) Except as disclosed on Schedule 3.21(b) of the Sellers’ Disclosure Letter, the Cliffstar Companies have delivered to Purchaser, with respect to all such Employee Plans, true, complete and correct copies of the following: all current plan documents, handbooks, manuals, collective bargaining agreements and similar documents governing employment policies, practices and procedures; the most recent summary plan descriptions and any subsequent summaries of material modifications; Form 5500 series for the three most recent plan years; all trust agreements with respect to Employee Plans; plan contracts with service providers or with insurers providing benefits for participants or liability insurance for fiduciaries and other parties in interest or bonding; most recent annual audit and accounting of plan assets for all funded plans; and the most recent IRS determination letter, and any current pending application to the IRS for a determination letter, for all plans qualified under Code Section 401(a). None of the Cliffstar Companies nor any entity that is or was treated as a single employer with the Cliffstar Companies within the meaning of Sections 414(b), 414(c), 414(m), or 414(o) of the Code, or Section 4001(b) of ERISA (hereinafter an “ERISA Affiliate”) has (1) established or maintained any “defined benefit plan” (within the meaning of Section 3(35) of ERISA); or (2) contributed, or been obligated to contribute, to any “multiemployer plan” (within the meaning of Sections 3(37) and 4001(a)(3) of ERISA). All contributions (including all employer contributions and employee salary reduction contributions, if any) which are due as of the Closing Date have been paid or accrued to the applicable Employee Plan, and no corporate action has been taken that would bind the Cliffstar Companies to make an employer contribution to any Employee Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subsequent to the Closing Date.

(c) Except as disclosed on Schedule 3.21(c) of the Sellers’ Disclosure Letter, none of the Cliffstar Companies has made any express or, to its knowledge, implied commitment to modify, change or terminate any Employee Plan that it has maintained, sponsored or contributed to other than a modification, change or termination required by Law.

(d) Except as disclosed on Schedule 3.21(d) of the Sellers’ Disclosure Letter, each Employee Plan (and each related trust, insurance contract or fund) has at all times been administered in material compliance with its terms and with the Code, ERISA and any other applicable Laws, Governmental Orders, statute, regulation or ruling (including, without limitation, the fiduciary responsibilities imposed under ERISA, the “prohibited transaction” rules imposed under the Code and ERISA, and the group health plan continuation requirements imposed under the Code and ERISA). Except as disclosed on Schedule 3.21(d) of the Sellers’ Disclosure Letter, all required reports (including Form 5500 Annual Reports) have been timely filed and summary plan descriptions, summaries of material modifications and summary annual reports have been distributed to participants with respect to each applicable Employee Plan, except where the failure to do so would not result in a material harm to the Cliffstar Companies.

(e) Except as disclosed on Schedule 3.21(e) of the Sellers’ Disclosure Letter, each Employee Plan which is intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS that it is so qualified, and any amendments required by such determination letter were made as and when required by such determination letter and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. Each Employee Plan’s related trust, which is intended to be exempt from federal income Tax pursuant to Section 501(a) of the Code, has received a determination letter from the IRS that it is so exempt.

(f) There are, and, during the past three years there have been, no proceedings, claims or Actions pending or, to the knowledge of the Cliffstar Companies, threatened by any Governmental Authority or by any participant or beneficiary, against any of the Employee Plans, the assets of any of the trusts under such Employee Plans or the plan sponsor or the plan administrator, or against any fiduciary of any such Employee Plan with respect to the design or operation of the Employee Plan, other than routine claims for benefits. No liability under Title IV or Section 302 of ERISA has been incurred by the Cliffstar Companies or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Cliffstar Companies or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due). The Cliffstar Companies do not maintain, and never have established or maintained, any employee plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No Employee Plan has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date.

(g) Except as disclosed on Schedule 3.21(g) of the Sellers’ Disclosure Letter, other than such continuation of benefit coverage under group health plans as is required by applicable Law, the cost of which is fully paid by the former employee or his or her dependent, Cliffstar Companies does not maintain retiree life or retiree health plans providing for continuing coverage for any employee or any beneficiary of an employee after the employee’s termination of employment.

(h) Except as disclosed on Schedule 3.21(h) of the Sellers’ Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Cliffstar Companies to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

(i) There are no Liabilities related to the Employee Plans that are required to be disclosed in audited financial statements or the notes thereto pursuant to GAAP that are not accurately reflected in the Financial Statements or specifically disclosed and identified on Schedule 3.21(i) of the Sellers’ Disclosure Letter except for Liabilities that arise in the ordinary course of business, consistent with past practice, since the June 6 Financial Statements.

3.22 Labor Matters. None of the Cliffstar Companies is a party to any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees. To the knowledge of the Cliffstar Companies, there is no (and, during the past five years, there has not been any) union organization activity with respect to any of the employees of any of the Cliffstar Companies, pending or threatened. Each of the Cliffstar Companies has complied in all material respects with all Laws relating to the employment of labor (including those related to wages, hours, discrimination, and retaliation), there has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to any of the Cliffstar Companies within the last three years; and, except as listed on Schedule 3.22 to the Sellers’ Disclosure Letter, there is no charge or court complaint pending, or, to the knowledge of the Cliffstar Companies, overtly threatened against any of the Cliffstar Companies relating to alleged employment discrimination or other employment related matters pending, or, to the knowledge of the Cliffstar Companies, threatened before the U.S. Equal Employment Opportunity Commission or any other Governmental Authority in each case, which would be material to the Business. No Cliffstar Company, within the last two years, has received written notice of any claim with respect to a material violation or alleged material violation of any federal or state civil rights Law (including those related to wages, hours, discrimination and retaliation) or been subject to any unfair labor practice complaint before the National Labor Relations Board, and, to the knowledge of the Cliffstar Companies, no such claim or proceeding is pending or threatened.

3.23 Insurance. Schedule 3.23 of the Sellers’ Disclosure Letter sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by any of the Cliffstar Companies or their Affiliates and relating to the Business, the Assets or the Assumed Liabilities (collectively, the “Insurance Policies”). As of the date hereof, there are no claims related to the Business, the Assets or the Assumed Liabilities pending under any such Insurance Policies as to which coverage has been denied. As of the date hereof, none of the Cliffstar Companies or any of their Affiliates are in default under, or have otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy, except as could reasonably be expected to be, individually or in the aggregate, material to the Business. True and complete copies of the Insurance Policies have been made available to Purchaser.

3.24 Products Liability and Warranties. As of the date hereof, there are no pending, or to the knowledge of the Cliffstar Companies, threatened, Actions under any product and service warranty or guarantee given by the Cliffstar Companies with respect to the Business. Except for product warranty repairs, replacements and refunds arising in the ordinary course of business and except as reserved for in the June 6 Balance Sheet, the Cliffstar Companies have not incurred any material Liability by reason of any express or implied warranty, any doctrine of common law (tort, contract or other), any other Laws or otherwise (collectively, “Product Liability”) with respect to any product or service of the Business sold or rendered by or on behalf of any Cliffstar Company after December 31, 2007 and prior to the Closing. Since December 31, 2007, no product or service of the Business produced by any of the Cliffstar Companies has been recalled voluntarily or involuntarily. As of the date hereof, no such recall is being considered by the Cliffstar Companies, and to the knowledge of the Cliffstar Companies, no such recall is being considered by or has been requested or ordered by any customers, Governmental Authority or consumer group. With respect to all products (including all of the components thereof) manufactured or distributed by the Business, the Cliffstar Companies have complied in all material respects with all applicable requirements relating to materials, design, manufacture, testing, performance, labeling, packing, holding, marketing, or promotion of such products, and such products are otherwise not in any material violation of any applicable Laws.

3.25 Tangible Personal Property.

(a) Schedule 3.25(a) of the Sellers’ Disclosure Letter contains a list of each lease of personal property relating to personal property used in the Business or to which any of the Cliffstar Companies is a party or by which the properties or assets of any of the Cliffstar Companies are bound and requiring annual payments from any individual Cliffstar Company of $500,000 or more (collectively the “Personal Property Leases”).

(b) Prior to the date hereof, a copy of each of the Personal Property Leases listed on Schedule 3.25(b) of the Sellers’ Disclosure Letter has been delivered to Purchaser. Each Cliffstar Company that is a party to any of the Personal Property Leases has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), and, to the knowledge of the Cliffstar Companies, there is no material default under any of the Personal Property Leases by any of the Cliffstar Companies or by any other parties thereto, other than such defaults by either the applicable Cliffstar Company or such other parties as would not be material to the Business.

(c) Each of the Cliffstar Companies has good title to all of the items of tangible personal property reflected in the June 6 Balance Sheet (except as sold or disposed of subsequent to the date thereof in the ordinary course of business), free and clear of any and all Encumbrances other than Permitted Encumbrances.

3.26 Sufficiency of Assets. The Assets include all of the material assets, personal property, real property and equipment that are used or held for use by the Cliffstar Companies in the Business (other than the Excluded Assets) and constitute all assets (other than Excluded Assets) that are necessary for the conduct of the Business as it is currently conducted. Except with respect to Section 3.15 (Intellectual Property), Section 3.16 (Owned Real Property) and Section 3.17 (Leased Real Property) the Cliffstar Companies have good and valid title or a valid leasehold interest in all of the material Assets free and clear of all Encumbrances, except for Permitted Encumbrances. No Cliffstar Company has engaged in any business other than the Business in the past five years and the Business is conducted solely by and through the Cliffstar Companies, other than distributions historically carried out through Cliffstar Exports, Inc., a Delaware corporation.

3.27 Unlawful Practices. None of the Cliffstar Companies, nor any officer, any director, employee, or agent of any of them, or any other Person acting on any of their behalf, has directly or indirectly made any (A) illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other illegal payment to any Person, private or public, regardless of form, whether in money, property, or services (1) to obtain favorable treatment in securing or maintaining business; (2) to obtain any authorization of any Governmental Authority; or (3) to obtain or maintain any other special concessions or treatment for or in respect of Seller, or (B) except for travel and entertainment expenses permitted under applicable law, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services.

3.28 No Brokers. Other than Morgan Stanley & Co. Incorporated (the fee of which shall be paid by the Cliffstar Companies), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Cliffstar Companies and their subsidiaries.

3.29 Related-Party Transactions. There is no ongoing agreement or arrangement between any shareholder or interest holder of any Cliffstar Company or any controlled Affiliate of any such shareholder or interest holder, on the one hand, and any of the Cliffstar Companies or any of their subsidiaries, on the other hand, involving annual payments or any amount owed between such parties in excess of $250,000, except with respect to payments of not more than $450,000 to Star Real Property with respect to the lease of the Dunkirk facility. No shareholder or interest holder of any Cliffstar Company, and no Cliffstar Company owns, of record or as a beneficial owner, an equity interest or other financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with any Cliffstar Company

3.30 Bank Accounts; Lockboxes. Schedule 3.30 of the Sellers’ Disclosure Letter contains a true, correct and complete list, as of the date hereof, of each bank account maintained by each of the Cliffstar Companies together with a true, correct and complete list of each bank or other financial institution at which any lock box for the collection of accounts receivable of the Cliffstar Companies or safe deposit box is maintained, together with the identity of all Persons having access to or authorized to withdraw any funds contained in such accounts or lockboxes.

3.31 The LLC. At the Closing, the LLC shall (a) be assigned all of the rights, assets, and properties of the Company (other than rights, assets and properties comprising Excluded Assets and Non-Transferable Assets) and have assumed all of the Assumed Liabilities of the Company, (b) be duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all necessary limited liability company power and authority to carry out and consummate the transactions contemplated by this Agreement, and to own, operate or lease all properties and assets then held by it and to carry on the Business as it has been and is then being conducted and (c) not have engaged in any business or operations other than the business of holding the assets conveyed to it and discharging the Liabilities assumed by it pursuant to this Agreement, hold any other assets or have any other Liabilities. All of the outstanding membership interests of the LLC shall be held by the Company, free and clear of any Encumbrance (other than Permitted Encumbrances), and there shall not be any rights, options, warrants, agreements, or other instruments or arrangements requiring the issuance of any additional membership interests in the LLC or giving any Person any right to acquire any such interests, other than this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the letter which has been delivered by Purchaser to the Cliffstar Companies prior to the execution of this Agreement (the “Purchaser’s Disclosure Letter”), each of Purchaser and Purchaser Sub hereby, jointly and severally, makes the following representations and warranties:

4.01 Organization and Authority of Purchaser and Purchaser Sub. Each of Purchaser and Purchaser Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and Purchaser Sub, the performance by each of Purchaser and Purchaser Sub of its obligations hereunder and the consummation by each of Purchaser and Purchaser Sub of the transactions contemplated hereby and the Financing, have been (or will be as of the Closing) duly authorized by all requisite action on the part of each of Purchaser and Purchaser Sub. This Agreement has been duly and validly executed and delivered by Purchaser and Purchaser Sub, and (assuming due authorization, execution and delivery by the Cliffstar Companies and the Subsidiaries, as applicable) this Agreement and each other document or instrument executed pursuant to the terms of this Agreement constitutes (or, in the case of any other document or instrument to be executed after the date hereof, will constitute) a legal, valid and binding obligation of each of Purchaser and Purchaser Sub (to the extent that each is or will be a party to such documents or instruments when executed), each enforceable against each in accordance with its terms, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). Neither Purchaser nor Purchaser Sub is in violation of any provision of its Certificate of Incorporation, By-laws or other organizational document.

4.02 No Conflict. Except as disclosed on Schedule 4.02 to the Purchaser’s Disclosure Letter, the execution, delivery and performance of this Agreement, each other document or instrument executed pursuant to the terms of this Agreement and of the transactions contemplated hereby, including Section 2.05 hereof by each of Purchaser and Purchaser Sub does not and will not: (a) violate, conflict with or result in a breach of any provision of the Certificate of Incorporation, By-laws or other similar organizational documents of Purchaser and Purchaser Sub; (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or Purchaser Sub or any of their respective assets, properties or businesses is bound or affected; (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, increase in payment, revocation, or cancellation of any provision under the terms of any Contract to which Purchaser or Purchaser Sub is a party; or (d) result in the creation of any Encumbrance on any of the assets or properties of Purchaser or Purchaser Sub pursuant to, any note, bond, mortgage or indenture, Contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser or Purchaser Sub is a party or by which any of its assets or properties are bound or affected, except in each case, with respect to clauses (b), (c), and (d) to the extent that any such conflict, violation, breach, default, right of termination, amendment, acceleration, suspension, revocation, cancellation or Encumbrance would not materially impair or delay Purchaser’s or Purchaser Sub’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder.

4.03 Governmental Consents and Approvals. Except for compliance with the applicable requirements of the HSR Act and except as otherwise set forth in Schedule 4.03 of Purchaser’s Disclosure Letter, the execution, delivery and performance of this Agreement by each of Purchaser and Purchaser Sub does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except for those the failure of which to make would not materially impair or delay Purchaser’s or Purchaser Sub’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder.

4.04 Absence of Litigation. As of the date of this Agreement, there is no material Action involving Purchaser or Purchaser Sub pending or, to the knowledge of Purchaser, threatened in any written notice addressed and delivered to Purchaser or Purchaser Sub or their Affiliates, before any court, or before any Governmental Authority, in each case that, if adversely determined, would materially impair or delay Purchaser’s or Purchaser Sub’s ability to consummate the transactions contemplated hereby or to perform their obligations hereunder.

4.05 Availability of Funds. Subject to availability of the Financing, each of Purchaser and Purchaser Sub will have in the aggregate at Closing cash available to it in an amount adequate (i) to pay to the Cliffstar Companies the Purchase Price and any adjustments thereto pursuant to this Agreement and (ii) to satisfy and discharge the Assumed Liabilities.

4.06 Solvency. Purchaser is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Purchaser or any of the Cliffstar Companies or their subsidiaries. Purchaser is currently Solvent and Purchaser and the Cliffstar Companies will remain Solvent after, and giving effect to, the transactions contemplated hereby. As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Purchaser will exceed its debts, (b) Purchaser has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature and (c) Purchaser has sufficient capital with which to conduct its business. For purposes of this Section 4.06, “debt” means any liability on a claim, and “claim” means (i) any right to payment whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

4.07 No Other Information.

(a) Except for the representations and warranties contained in Article 3 or elsewhere in this Agreement, none of the Cliffstar Companies or any other Person on behalf of the Cliffstar Companies makes any express or implied representation or warranty with respect to the Cliffstar Companies or with respect to any other information provided to Purchaser in connection with the transactions contemplated hereby. None of the Cliffstar Companies or any other Person will have or be subject to any liability or indemnification obligation to Purchaser or Purchaser Sub or any other Person resulting from the distribution to Purchaser or any other Person, or Purchaser’s or any other Person’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Purchaser in certain “data rooms,” management presentations, or offering memoranda in expectation of the transactions contemplated by this Agreement, unless any such other information is expressly included in a representation or warranty contained in Article 3.

(b) Each of Purchaser and Purchaser Sub acknowledges and agrees that it (i) has had an opportunity to discuss the business and affairs of the Cliffstar Companies, (ii) has had reasonable access to (a) the books and records of the Cliffstar Companies and (b) the electronic data room maintained in connection with the transactions contemplated by this Agreement, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Cliffstar Companies, and (iv) has conducted its own independent investigation of the Cliffstar Companies, their respective businesses and the transactions contemplated hereby, and has not relied solely on the results of its own independent investigation and has not relied on any representation, warranty or other statement by any Person on behalf of the Cliffstar Companies, other than the representations and warranties of the Cliffstar Companies expressly contained in Article 3 of this Agreement and that all other representations and warranties are specifically disclaimed.

4.08 No Brokers. Other than Deutsche Bank (the fees of which will be paid by Purchaser), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

4.09 Purchaser Sub. Purchaser Sub is a newly-formed, wholly-owned subsidiary of Purchaser, formed solely for the purpose of the transactions contemplated by this Agreement, holding no assets or liabilities other than those pursuant to this Agreement.

ARTICLE 5

COVENANTS AND ADDITIONAL AGREEMENTS

5.01 Conduct of Business Prior to the Closing.

(a) Each Cliffstar Company covenants and agrees that, except as otherwise contemplated by this Agreement, as set forth in Schedule 5.01(a) of the Sellers’ Disclosure Letter, as required by applicable Law or as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed), at all times from and after the date hereof through and to the Closing Date it will: (x) operate its respective business in the ordinary course consistent with past practice, including with respect to the collection of accounts receivable and the payment of accounts payable and other debts, obligations and Liabilities when due (except for those disputed in good faith); and (y) use commercially reasonable efforts to: (A) preserve in all material respects its present business operations, organization and goodwill, including the Assets, and (B) preserve in all material respects the present relationships which it has with its vendors, customers, suppliers, employees, contractors, regulators and other Persons having business relationships with it. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, each of the Cliffstar Companies shall, and the Sellers’ Representative shall cause each Cliffstar Company to, except as otherwise contemplated by this Agreement or as required by applicable Law or as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) maintain its legal existence and preserve and maintain all Permits required for the conduct of the Business as currently conducted or the ownership and use of the Assets;

(ii) maintain the books and records of the Cliffstar Companies in accordance with past practice; and

(iii) comply in all material respects with all Laws applicable to the conduct of the Business or the ownership and use of the Assets;

(iv) amend the Company’s and Star Consulting, LLC Health Benefit Plan to no longer cover all ‘Retired full-time employees of the Company who are at least 76 years of age and have completed 22 years of service.

(b) Each of the Cliffstar Companies covenants and agrees that, except (1) as otherwise contemplated by this Agreement, (2) as set forth in Schedule 5.01(b) of the Sellers’ Disclosure Letter, (3) as required by applicable Law, or (4) as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed), at all times from and after the date hereof, through and to the Closing Date, it shall not, directly or indirectly:

(i) acquire (by merger, consolidation, a joint venture, acquisition of stock or assets or other business combination) any corporation, partnership, other business entity, property, plant, facility, furniture, equipment or other asset, or make or commit to make any capital expenditure or expenditures, in each case in excess of $500,000, in the aggregate, or as contemplated by the Cliffstar Companies’ capital expenditure budget previously provided to Purchaser and attached to this Agreement as Annex 2;

(ii) except in the ordinary course of business, sell, lease, license, transfer, encumber, pledge or dispose of any of the Assets (including by way of merger, consolidation, assets sale formation of a joint venture or other business combination), other than distributions of Excluded Assets to any Affiliate of the Cliffstar Companies and transfers of Assets to the LLC pursuant to Section 5.20;

(iii) make any loans, advances or capital contributions to, or investments in any Person, other than intercompany loans made by the Cliffstar Companies to any of the Cliffstar Companies; provided, that any and all loan receivables relating to such intercompany loans are included among the Assets;

(iv) cancel, compromise, terminate or amend any Material Contract, or waive any material rights thereunder in each case, other than in the ordinary course of business consistent with past practice;

(v) take any action outside the ordinary course of business, consistent with past practice;

(vi) except for advances under working capital lines of credit in existence as of the date hereof or in the ordinary course of business, incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse the obligations of any other Person;

(vii) adopt, enter into, or increase benefits under any Employee Plan (or any plan that would be an Employee Plan if in effect on the date hereof) or grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits (including severance or termination pay) of any executive-level employee of the Cliffstar Companies, except, in each case, in the ordinary course of business, consistent with past practice, or as required under applicable Law or any existing Employee Plan, take any action that would constitute a “mass lay-off” a “mass termination,” or a “plant closing,” or which would otherwise trigger notice requirements under any applicable Law concerning reductions in force, such as the WARN Act or any similar Law in any applicable jurisdiction, except as required by applicable Law, existing Employee Plans or in the ordinary course of business consistent with past practice;

(viii) change any plan administrator of any Employee Plan, except as required under applicable Law;

(ix) make any change in any of its present accounting methods and practices, except as required by changes in GAAP or applicable Law;

(x) amend, adopt or effect any change to the Certificate of Incorporation or By-laws (or equivalent governing and organizational documents) of any Cliffstar Company;

(xi) effect or agree to effect any merger, acquisition, sale of assets (other than in the ordinary course of business consistent with past practice), recapitalization, reclassification, consolidation, liquidation, dissolution, bankruptcy or other reorganization with respect to any Cliffstar Company or enter into a Letter of Intent or agreement in principle with respect thereto, except with respect to transfers of assets to the LLC pursuant to Section 5.20;

(xii) cancel or terminate its current Insurance Policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii) enter into any Material Contract other than those Material Contracts (x) itemized in Sections 3.14(a)(ix) and 3.14(a)(xii) or (y) that are a renewal of an existing contract with a grower and entered into in the ordinary course of business;

(xiv) settle any pending or threatened Action that any Cliffstar Company would be required to disclose in the Sellers’ Disclosure Letter or otherwise cancel, compromise or settle any material claim, or waive or release any material rights of any Cliffstar Company;

(xv) make or change any material non-income Tax election, change an annual accounting period, file any material amended non-income Tax Return, enter into any material closing agreement, settle any material non-income Tax claim or assessment, surrender any material right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any non-income Tax claim or assessment, fail to timely file any non-income Tax Return or timely pay any non-income Tax (in each case, taking into account any valid extensions);

(xvi) give any material consent or exercise any material option under any Real Property Lease or demolish or materially alter any Owned Real Property, except for any alteration that is in progress as of the date hereof; and

(xvii) agree or commit to any of the foregoing, whether in writing or otherwise.

Nothing in this Agreement shall prohibit or otherwise restrict any of the Cliffstar Companies from (i) repaying any indebtedness of the Cliffstar Companies, (ii) declaring and paying any dividends or distributions of or otherwise transferring to the Cliffstar Companies and their Affiliates cash and cash equivalents of the Cliffstar Companies or their subsidiaries, or (iii) distributing, disposing or otherwise transferring any Excluded Asset.

5.02 Access to Information; Preservation of Records.

(a) Subject to Section 5.03 hereof, prior to the Closing Date, Purchaser shall be entitled, through its officers, employees and Representatives, to reasonable access during normal business hours to the officers, employees, agents, and offices of the Cliffstar Companies and their books and records, excluding any income Tax Returns or income Tax records, and the Cliffstar Companies shall furnish Purchaser with such data and information of the Cliffstar Companies as Purchaser reasonably requests; provided, that such access shall only be upon reasonable notice, shall not unreasonably disrupt personnel, operations and properties of the Cliffstar Companies, and shall be at Purchaser’s sole risk and expense; and provided, further, that neither Purchaser nor any agent or Representative of Purchaser shall conduct any subsurface investigation or testing of any environmental media with respect to any property of the Cliffstar Companies prior to Closing. In exercising its rights hereunder, Purchaser shall conduct itself so as not to interfere in the conduct of the Cliffstar Companies prior to the Closing. Purchaser acknowledges and agrees that any contact or communication by Purchaser and its agents and Representatives with officers, employees or agents of the Cliffstar Companies hereunder shall be arranged and supervised by Representatives of the Cliffstar Companies, unless the Cliffstar Companies otherwise expressly consent in writing with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, none of the Cliffstar Companies nor any of their Affiliates shall be required to disclose to Purchaser or any agent or Representative thereof any information (i) relating to income Taxes, (ii) relating to the sale and divestiture process conducted by the Cliffstar Companies and their Affiliates for the Business in 2009 and the Cliffstar Companies’ or any of their Affiliates’ (or their Representatives’) evaluation of Purchaser and its Affiliates and the evaluation and negotiation of this Agreement and the transactions contemplated hereby or (iii) if doing so could violate any Contract or Law to which the Cliffstar Companies or any of their Affiliates is a party or is subject or which such Person believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including, without limitation, the attorney-client and work product privileges). Prior to the Closing, Purchaser shall not (and shall cause its Representatives and agents not to) use any information obtained pursuant to this Section 5.02 for any purpose unrelated to the transactions described in this Agreement.

(b) After the Closing, upon reasonable written notice, Purchaser shall furnish or cause to be furnished to the Cliffstar Companies, the Sellers’ Representative and their Representatives access, during normal business hours, provided that such access shall not unreasonably disrupt personnel, operations and properties of Purchaser and Purchaser Sub, to such information, the Books and Records and assistance relating to the Business, and the Cliffstar Companies as is necessary for any reasonable business purpose, including, without limitation, financial reporting and accounting matters, the calculation of accounts of post-Closing Star family costs, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure obligation or the defense of any Action, any insurance claims by, legal proceedings against or governmental investigations of a Cliffstar Company or Purchaser or any of their Affiliates or in order to enable the Cliffstar Companies or Purchaser to comply with their respective obligations under this Agreement. The Cliffstar Companies shall reimburse Purchaser for reasonable documented out-of-pocket costs and expenses incurred in assisting the Cliffstar Companies pursuant to this Section 5.02.

(c) Purchaser shall preserve and keep the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the Business or the Cliffstar Companies in its possession or the possession of the Cliffstar Companies or any of their subsidiaries (the “Books and Records”) for at least five years following the Closing Date or for such longer period as may be required by Law or any applicable court order. Should Purchaser elect after any such period to destroy any books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files transferred to it by a Cliffstar Company pursuant to this Agreement, Purchaser shall notify the Sellers’ Representative in writing of such decision, 60 days prior to the anticipated date of destruction, and, upon request of the Sellers’ Representative, shall deliver to him any such books, records, documents or other materials.

5.03 Confidentiality.

(a) Purchaser and Purchaser Sub and their Representatives (as such term is defined in the Confidentiality Agreement) shall treat all nonpublic information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) For a period of five years following the Closing, Purchaser shall, and shall cause Purchaser Sub and their respective subsidiaries to, keep confidential and not use for any purpose all nonpublic information regarding (i) the shareholders and interest holders of the Cliffstar Companies, (ii) the Excluded Assets and (iii) the Excluded Liabilities, in each case, of which Purchaser, Purchaser Sub or any of their subsidiaries may be aware.

(c) For a period of five years following the Closing, the Sellers’ Representative and each Cliffstar Company shall, and each Cliffstar Company shall cause its respective subsidiaries to, hold, and shall cause its or their respective Representatives (including the Sellers’ Representative) to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that such information (a) is generally available to and known by the public through no fault of any Cliffstar Company, any of their Affiliates or their respective Representatives (including the Sellers’ Representative); or (b) is lawfully acquired by any Cliffstar Company, any of their Affiliates or their respective Representatives (including the Sellers’ Representative) from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If any Cliffstar Company or any of their Affiliates or their respective Representatives (including the Sellers’ Representative) are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Sellers’ Representative shall promptly notify Purchaser in writing and shall disclose only that portion of such information which the Sellers’ Representative is advised by its counsel in writing is legally required to be disclosed, provided, that the Sellers’ Representative shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

5.04 Non-Competition; Non-Solicitation.

(a) From the Closing Date through the end of the three-year period beginning on the first day following of the Closing (the “Noncompetition Period”), the Cliffstar Companies agree not to, directly or indirectly:

(i) engage in a “Competitive Business,” which for the purpose of this Agreement means a private label, shelf stable juice business that competes with the Business as conducted as of the Closing Date and whose principal executive office is located anywhere within the United States or Canada; or

(ii) either: (A) solicit for a Competitive Business or endeavor to entice away, any Person who placed an order with the Cliffstar Companies within the twelve-month period immediately prior to the Closing Date; (B) (1) solicit, recruit or hire any employees of the Cliffstar Companies or Persons who work for any Cliffstar Company as of the Closing Date in order to engage in a Competitive Business; and/or (2) encourage any employee of the Cliffstar Companies to leave the employment of the same in order to engage in a Competitive Business; or (C) assist any Person or entity in any way to do, or attempt to do, anything prohibited by this Section 5.04(a) (except for responding to requests for reference checks).

(b) Nothing in this Section 5.04 shall preclude or prohibit the Cliffstar Companies from (i) owning not more than 5% of the equity interests of any Person that is engaged in any Competitive Business, and (ii) acquiring (whether by means of acquisition, asset purchase, merger, consolidation, similar business combination or otherwise) a Person engaged in a Competitive Business together with other lines of business if the percentage of such Competitive Business represents no more than 10% of the acquired Person’s assets (measured by the most current financial statements published by the acquired Person in the ordinary course of business) and does not relate to the Competitive Business.

(c) During the Noncompetition Period, no Cliffstar Company shall, or permit any of its Affiliates or Representatives (including the Sellers’ Representative) to, directly or indirectly, hire or solicit any Business Employee who is offered employment by Purchaser, Purchaser Sub, or their respective Affiliates or is or was employed in the Business during the Noncompetition Period, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided that nothing in this Section 5.04(c) shall prevent any Cliffstar Company or any of their Affiliates from (i) publishing general recruitment/help wanted advertisements or making other general postings via other media of employment opportunities or listings, so long as such advertisement, posting or listing is not specifically targeted to Business Employees or (ii) hiring (x) any Business Employee whose employment has been terminated by Purchaser, Purchaser Sub, or any of their respective

Affiliates or (y) after 180 days from the date of termination of employment, any Business Employee whose employment has been terminated by such Business Employee or (z) a Business Employee who responds to any general recruitment/help wanted advertisement or other general posting contemplated in clause (i) of this proviso.

5.05 Reasonable Best Efforts; Regulatory and Other Authorizations; Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority.

(b) The Cliffstar Companies and Purchaser shall promptly, but in no event in the case of the HSR Act later than 10 Business Days after the date hereof, make all required filings in connection with the transaction contemplated hereby under (i) the HSR Act and (ii) any other applicable Laws, and thereafter make any other required submissions under the HSR Act and other such Laws and use reasonable best efforts and diligence to satisfy any other conditions necessary to comply with the filing requirements of the HSR Act and any other similar applicable Laws and to obtain early termination of any waiting period pursuant thereto.

(c) The Cliffstar Companies and Purchaser shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent legally permissible, promptly inform each other of the substance of notices or other communications between the Cliffstar Companies or Purchaser and their Representatives and counsel, as the case may be, or any of their respective subsidiaries, and any third party and/or any Governmental Authority with respect to such transactions. Each of the Cliffstar Companies and Purchaser shall use its reasonable best efforts to take such action as may be required to cause the expiration of the waiting periods under applicable Law with respect to such transactions as promptly as possible after the execution of this Agreement. The Cliffstar Companies and Purchaser shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any applicable Law, and shall comply promptly with any such reasonable inquiry or request. To the extent permitted by applicable Law, the Cliffstar Companies and Purchaser shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of the Cliffstar Companies and Purchaser agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement without having consulted with the other party to the extent practicable in advance and, to the extent not prohibited by such Governmental Authority, giving the other party’s outside counsel the opportunity to attend and participate.

(d) Each of Purchaser, Purchaser Sub and the Cliffstar Companies shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement and to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. In that regard, each will comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or any other Governmental Authority in respect of such filings or such transactions and cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith).

(e) Notwithstanding anything to the contrary in this Agreement, however, neither Purchaser or Purchaser Sub nor any Cliffstar Company shall be required, in connection with the matters covered by this Section 5.05, to (i) contest, resist or challenge any legal proceeding instituted (or threatened to be instituted) by any Governmental Authority challenging any transaction contemplated by this Agreement as a violation of any Antitrust Law or otherwise seek to have any order, including any preliminary injunction or other similar temporary order that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement, vacated, lifted, reversed, or overturned, (ii) pay any amounts (other than the payment of nominal processing or required governmental filing fees) to obtain any consent or approval (other than costs and fees associated with responding to requests for additional information) or to settle any claim that may be contested, (iii) appeal any decision or Action of any court, (iv) hold separate (including by trust or otherwise) or divest any of their or (after the Closing) any of the Cliffstar Companies’ respective businesses, product lines or assets, (v) agree to any limitation on the operation or conduct of their or (after the Closing) any of the Cliffstar Companies’ respective businesses, or (vi) waive any of the conditions set forth in Section 6.02 of this Agreement.

(f) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except as required by this Agreement, Purchaser, its subsidiaries or their respective Affiliates shall not, without the prior written consent of the Cliffstar Companies, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any equity in any other Person or any business or division thereof, unless that acquisition or agreement (i) would not reasonably be expected to materially increase the risk of not obtaining, or materially delay, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under any applicable Law; or (ii) would reasonably be expected to materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement.

(g) Notwithstanding any other provision of this Agreement, any party may, as it deems advisable and necessary, based on the advice of outside counsel, reasonably designate any competitively sensitive material provided to the other parties under this Section 5.05(g) as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of such materials.

5.06 Further Action. Each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, each as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

5.07 Legal Privileges. The Cliffstar Companies and Purchaser acknowledge and agree that all attorney-client, work product and other legal privileges that may exist with respect to a Cliffstar Company, the Business or the Assets shall, from and after the Closing Date, be deemed joint privileges of the Cliffstar Companies and Purchaser. Both the Cliffstar Companies and Purchaser shall use all commercially reasonable efforts after the Closing Date to preserve all privileges and neither the Cliffstar Companies nor Purchaser shall knowingly waive any such privilege without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

5.08 No Solicitation of Other Bids.

(a) The Cliffstar Companies and the Sellers’ Representative shall not, and shall not authorize or permit any of their Affiliates or any of its or their Representatives (including the Sellers’ Representative) to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Sellers’ Representative shall immediately cease and cause to be terminated, and shall cause the Cliffstar Companies and their Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to the direct or indirect disposition, whether by asset or stock sale, merger or otherwise, of all or any portion of the Business or the Assets.

(b) In addition to the other obligations under this Section 5.08, Sellers’ Representative shall promptly (and in any event within three Business Days after receipt thereof by Sellers’ Representative) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) Each Cliffstar Company agrees that the rights and remedies for noncompliance with this Section 5.08 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

5.09 Notice of Certain Events.

(a) From the date hereof until the Closing, each of Purchaser and Sellers’ Representative shall promptly notify the other party in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any Cliffstar Company or Purchaser or Purchaser Sub, as applicable, hereunder not being true and correct if such inaccuracy would cause the conditions set forth in either Section 6.01(a) or 6.02(a) to not be satisfied, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions or covenants set forth in this Agreement to be complied with or otherwise satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv) any Action commenced or, to the knowledge of the Cliffstar Companies, threatened against, relating to, or involving or otherwise affecting the Business, the Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed in the Sellers’ Disclosure Letter or that relates to the consummation of the transaction contemplated by this Agreement.

(b) The receipt of information by Purchaser or Sellers’ Representative pursuant to this Section 5.09 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any Cliffstar Company or Purchaser or Purchaser Sub, as applicable, in this Agreement and shall not be deemed to amend or supplement the Sellers’ Disclosure Letter or the Purchaser’s Disclosure Letter, as applicable.

5.10 Purchaser Financing Activities.

(a) Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) arrange and obtain debt and equity financing (“Financing”) as promptly as reasonably necessary for the proceeds thereof to be available on the Closing Date in the amounts set forth on Schedule 5.10 of the Purchaser’s Disclosure Letter on terms that are not (other than undertaking litigation or incurring financing fees and costs materially in excess of those implicit in on Schedule 5.10 of the Purchaser’s Disclosure Letter) less favorable to Purchaser than the terms set forth in Schedule 5.10 of the Purchaser’s Disclosure Letter (any financing described in this sentence, “Acceptable Financing”) or, if such financing is not available or Purchaser after compliance with this Section 5.10, in such amounts and on such other commercially reasonable terms and conditions as are reasonably acceptable to Purchaser in its sole discretion, (ii) satisfy on a timely basis all conditions applicable to Purchaser and its Affiliates in the definitive agreements for such Financing and (iii) consummate the Financing at or prior to Closing, in either case, subject to Article 8. Purchaser shall provide to the Cliffstar Companies copies of all agreements, other than fee agreements related to the Financing and shall keep the Cliffstar Companies reasonably informed of material developments in respect of the financing process relating thereto; provided, that Purchaser will provide any reasonably requested fee information in respect of equity financing to the Cliffstar Companies. In furtherance of the foregoing covenant, subject to Article 8, if Acceptable Financing is available to Purchaser, Purchaser hereby agrees to use its reasonable best efforts to (i) negotiate and enter into definitive agreements with respect to such Acceptable Financing, (ii) satisfy on a timely basis all conditions applicable to such Acceptable Financing in such definitive agreements, and (iii) use reasonable best efforts to consummate the Acceptable Financing at or prior to the Closing.

(b) Prior to the Effective Time, the Cliffstar Companies shall, at Purchaser’s sole expense, provide to Purchaser their cooperation reasonably requested by Purchaser that is necessary in connection with the Financing and the transactions contemplated by this Agreement, including (i) using commercially reasonable efforts to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, and to provide such materials for inclusion in presentations therewith, (ii) using commercially reasonable efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing; provided that the Cliffstar Companies shall only be required to assist in preparation of materials to the extent relating to the Cliffstar Companies or their subsidiaries on a standalone basis without giving effect to the purchase of Assets or Purchaser’s post-Closing plans or projections, (iii) subject to execution of a non-disclosure agreement a form reasonably acceptable to the Cliffstar Companies, using commercially reasonable efforts to take the actions necessary to permit the prospective lenders involved in the Financing to evaluate the Cliffstar Companies’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements, (iv) assisting Purchaser in the preparation or inclusion (in either a registration statement or a private placement memorandum for an offering of notes under the Securities Act or any other offering document used by Purchaser in connection with efforts to raise financing for the transaction contemplated hereby)

of all financial statements and financial and other information regarding the Cliffstar Companies that would be required in a Registration Statement for use in either the Registration Statement or the Private Placement Memorandum under the rules and regulations under the Securities Act in connection with the Financing (the “Registration Statement”), including (a) financial statements of the Cliffstar Companies for the fiscal years ending on December 29, 2007, January 3, 2009 and January 2, 2009 (and any more recent completed annual period) and any interim period financial statements of the Cliffstar Companies that would be required by the United States Securities Exchange Commission (“SEC”), and (b) assisting in the preparation of any pro forma financial statements that would be required by the SEC in the registration statement on Form S-3, in each case compliant with the rules and regulations applicable to such financial statements, including, without limitation, Regulation S-X, (v) assisting Purchaser in requesting accountants’ comfort letters and consents and other customary documentation required by, or in connection with, the Registration Statement, and (vi) requesting that the Cliffstar Companies’ independent auditors provide customary comfort letters to any underwriters or initial purchasers consistent with SAS 72 (as amended), including standard negative assurance on any interim period and pro forma financial statements; provided, in each case set forth above, that such cooperation does not unreasonably interfere with the operations of the Cliffstar Companies and their subsidiaries. Upon the Closing or any termination of this Agreement in accordance with Article 8, Purchaser and Purchaser Sub shall promptly reimburse the Cliffstar Companies for any expenses and costs paid to third parties and incurred in connection with the Cliffstar Companies’ or their respective Affiliates’ obligations under this Section 5.10(b). Notwithstanding anything in this Agreement to the contrary, none of the Cliffstar Companies nor any of their subsidiaries (other than the Cliffstar Companies and their subsidiaries following the Closing Date) shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof). Purchaser shall indemnify and hold harmless the Cliffstar Companies and their subsidiaries, directors, officers, employees, Representatives and advisors from and against any and all Losses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith.

5.11 Nonassignable Contracts and Permits.

(a) Nothing in this Agreement shall be construed as an attempt to assign to the LLC, Purchaser or Purchaser Sub any Contract or Permit which is by Law or its terms nonassignable or the assignment of which would constitute a violation of Law or such Contract.

(b) The parties hereto will cooperate to attempt to obtain all required consents to the assignment of the Material Contracts prior to Closing which are not to be discharged at the Closing and which require consents to assignment, and any payments required to be made to the other party to the Contract in connection with obtaining such consent shall be borne by Purchaser.

(c) If, as of the Closing, an attempted assignment of any Contract related to the Business would be ineffective or would affect any Cliffstar Company’s rights thereunder so that the LLC, Purchaser or Purchaser Sub would not in fact receive all such rights (such Contract, a “Non-Assignable Contract”), the Cliffstar Companies shall cooperate with the LLC, Purchaser or Purchaser Sub in a mutually acceptable arrangement to provide for the LLC,

Purchaser or Purchaser Sub the benefit (including the economic benefit) of such Non-Assignable Contract (other than legal title). Purchaser shall bear all administrative costs in connection with any such arrangement. If and so long after the Closing as such assignment shall not have been made, the Cliffstar Companies shall (i) act as Purchaser’s and Purchaser Sub’s agent to the extent that such action shall not result in violation of such Non-Assignable Contract, transfer to the LLC, Purchaser or Purchaser Sub all assets and rights, including all monies, received in respect of such Non-Assignable Contract and hold such Non-Assignable Contract in trust for the LLC, Purchaser or Purchaser Sub and (ii) to the extent that the provisions of clause (i) above are not sufficient to transfer all of the benefits (including the economic benefit) of such Non-Assignable Contract (other than legal title), or any of such Non-Assignable Contract has been cancelled as a result of the attempted assignment, take such actions (which, without limitation, may include entering into subcontracting arrangements with the LLC, Purchaser or Purchaser Sub) as are commercially reasonable to provide all of the benefits (or the equivalent thereof, including the economic benefit) of such Non-Assignable Contract (other than legal title) to the LLC, Purchaser or Purchaser Sub. Purchaser and Purchaser Sub shall be responsible for the Liabilities or obligations arising out of any nonassignable Contract. With respect to any transfer, subcontract or assignment of the Non-Assignable Contracts made to the LLC, Purchaser or Purchaser Sub by the Cliffstar Companies hereunder, Purchaser hereby agrees to assume, perform, discharge when due, and indemnify the Cliffstar Companies from and against, all obligations and liabilities of the Cliffstar Companies with respect to the applicable underlying Non-Assignable Contract and none of the Cliffstar Companies or their Affiliates shall have any Liability in connection with such transfer, subcontract or assignment or the underlying Non-Assignable Contract.

(d) Cliffstar Companies and Purchaser shall cooperate with each other, each at their own expense, to transfer all Permits held by the Cliffstar Companies from Cliffstar Companies to the LLC, Purchaser or Purchaser Sub or, where Cliffstar Companies’ Permits are not transferable, to facilitate the LLC, Purchaser or Purchaser Sub in obtaining its own Permits. To that end, each party shall take whatever actions are required of said party, in a timely manner as governed by applicable Law, to apply for the transfer or re-issuance of any Permits to the LLC, Purchaser or Purchaser Sub. To the extent that any Permits cannot be transferred or reissued to the LLC, Purchaser or Purchaser Sub as of the Closing, Cliffstar Companies, to the extent allowable by Law, shall authorize the LLC, Purchaser or Purchaser Sub to continue to operate pursuant to Cliffstar Companies’ Permits until such time as the LLC, Purchaser or Purchaser Sub is able to obtain its own Permits and Purchaser shall indemnify Cliffstar Companies for all costs, liabilities, obligations, damages and expenses associated with the LLC, Purchaser’s or Purchaser Sub’s operation under Cliffstar Companies’ Permits after the Closing Date.

(e) To the extent that any of the rights, assets and properties contemplated by Section 5.20(a) cannot be contributed to the LLC, or such contribution would be ineffective, prior to the Closing (the “Non-Transferable Assets”), the Cliffstar Companies shall cooperate with Purchaser in a mutually acceptable arrangement to provide for Purchaser the benefit (including the economic benefit) of such Non-Transferable Assets. Purchaser shall bear all administrative costs in connection with any such arrangement. If, and so long after the Closing as, such contribution shall not have been made, the Cliffstar Companies shall (i) to the extent permitted by applicable Law, transfer to Purchaser all Assets and rights, including all monies, received in respect of such Non-Transferable Asset and hold such Non-Transferable

Asset in trust for Purchaser and (ii) to the extent that the effects of clause (i) above do not cause the transfer of all of the benefits (including the economic benefit) of such Non-Transferable Asset, or any of such Non-Transferable Asset has been cancelled as a result of the attempted assignment, take such actions (which, without limitation, may include entering into subcontracting arrangements with Purchaser) as are commercially reasonable to provide all of the benefits (or the equivalent thereof, including the economic benefit) of such Non-Transferable Asset to Purchaser. With respect to any transfer, subcontract or assignment of the Non-Transferable Assets made to Purchaser by the Cliffstar Companies hereunder, Purchaser hereby agrees to assume, perform, discharge when due and indemnify the Cliffstar Companies from and against, all obligations and Liabilities of the Cliffstar Companies with respect to the applicable underlying Non-Transferable Asset and release the Cliffstar Companies and their Affiliates from any and all Liabilities in connection with such transfer, subcontract or assignment or the underlying Non-Transferable Asset.

5.12 Post-Closing Covenants of Purchaser and Purchaser Sub.

(a) Except (x) as set forth on Schedule 5.12 of the Sellers’ Disclosure Letter and (y) as Purchaser and the Sellers’ Representative may otherwise agree in writing, from the Closing Date through and including the Earnout Expiration Date, Purchaser shall, and shall cause Purchaser Sub to, operate the Business in the ordinary course consistent with the conduct of the Business prior to the Closing Date, and Purchaser shall operate the Business in good faith and not take, or fail to take, such actions with the intention of avoiding or impeding the Cliffstar Companies’ ability to achieve the maximum Earnout Amount which would result in the payment by Purchaser to the Cliffstar Companies of $55,000,000 by virtue of Purchaser Sub having achieved EBITDA during the Earnout Period of at least $92,000,000 (“Maximum Earnout Target”) in accordance the earnout period business plan set forth on Schedule 5.12 of the Sellers’ Disclosure Letter (the “Earnout Business Plan”). During the Earnout Period, except as Purchaser and the Sellers’ Representative may otherwise agree in writing, from the Closing Date through and including the last day of the Earnout Period, Purchaser and its subsidiaries shall not, and shall cause Purchaser Sub not to, and Purchaser Sub shall not:

(i) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties of Purchaser Sub except for sales of inventory in the ordinary course of business consistent with past practice and for distributions of cash to Purchaser, subject to Section 5.12(b)(v);

(ii) sell, assign, transfer, convey, lease or otherwise dispose of Purchaser Sub or the direct or indirect equity interests of Purchaser Sub, including by stock sale, merger consolidation, stock swap, business combination, sale of assets or similar transaction; provided that, subject to Section 5.12(a)(v), a sale of control of Purchaser shall not violate this clause;

(iii) except as required by Law or third-party providers of benefit programs modifying such programs uniformly in respect of all similarly situated program participants, establish any new compensation or other benefit arrangement or make any material change to any of the benefit plans required to be maintained by Purchaser pursuant to Section 5.17 below that would reasonably be expected to have the effect of impairing in any material respect Purchaser Sub’s employees’ motivation to apply their best efforts to achieve the full Maximum Earnout Target or breach this Section 5.12;

(iv) except as required by Law, reorganize, combine, integrate, consolidate or otherwise take steps to transfer any portion of Purchaser Sub’s business to an entity other than Purchaser Sub or its subsidiaries or to expand, alter or change the type or nature of Purchaser Sub’s business from the business conducted by the Cliffstar Companies immediately prior to the Effective Time;

(v) reorganize, combine, integrate, consolidate or otherwise take steps to transfer any portion of Purchaser’s business to Purchaser Sub or its subsidiaries;

(vi) unreasonably require Purchaser Sub to cut staff, capital expenditures and operating expenses or take other actions that are not commercially reasonable (if the same would be inconsistent with the Cliffstar Companies’ practices prior to the Effective Time);

(vii) without the prior approval of the Earnout Key Employees, which approval shall not be unreasonably withheld, conditioned or delayed, materially change, modify or alter Purchaser Sub’s pricing (except in accordance with Sections 5.12(b)(vi) and 5.12(b)(vii) below), marketing, sales, practices or operations in such a manner as would reasonably be expected to hinder or impair in any material respect its achievement of the Maximum Earnout Target;

(viii) directly or indirectly compete with Purchaser Sub whether as owner, partner, shareholder, co-venturer or otherwise, engage, participate or invest in any Person that (A) develops, manufactures, markets or distributes products or services that are similar to the Company’s products or services or (B) otherwise competes with the Company’s business as currently conducted or proposed to be conducted; provided, however, that (x) the foregoing shall not prohibit any investment in publicly traded stock of a company representing less than 2% of the capital stock of such company and (y) the foregoing shall not prohibit Purchaser from continuing to operate its current business, including all currently existing product lines, as conducted immediately prior to the Effective Time, including, without limitation, servicing of existing customers and the development and release of new products for those customers;

(ix) allocate to Purchaser Sub corporate overhead charges relating to the operation of the Business in excess of the adjusted overhead costs of the Business as of the date hereof, except as set forth on Schedule 5.12 of the Sellers’ Disclosure Letter or as may be required by Law; and

(x) except with the consent of the Sellers’ Representative, terminate or demote other than for Cause any of the employees set forth on Schedule 5.12 of Sellers’ Disclosure Letter (each an “Earnout Key Employee”); provided that “Cause” for this purpose shall mean when used in connection with the termination of a Earnout Key Employee, the termination of the Earnout Key Employee by or at the direction of Purchaser Sub on account of (i) the willful and continued failure by the Earnout Key Employee to substantially perform his duties (other than any such failure resulting from the Earnout Key Employee’s incapacity due to physical or mental illness) that has not been cured within 30 days after a written demand for substantial performance is delivered to the Earnout Key Employee by or at the direction of the Board of Directors of Purchaser Sub, which demand reasonably identifies the manner in which the Board of Directors believes that the Earnout Key Employee has not substantially performed Earnout Key Employee’s duties, or (ii) the willful engaging by the Earnout Key Employee in conduct which is demonstrably and materially injurious to Purchaser, Purchaser Sub or their respective Affiliates, monetarily or otherwise. For purposes of determining “Cause,” no act, or failure to act, on the Earnout Key Employee’s part shall be deemed “willful” unless done, or omitted to be done, by the Earnout Key Employee with knowledge or reason to believe that the Earnout Key Employee’s act, or failure to act, was not in the best interest of Purchaser or Purchaser Sub;

(b) In addition, during the Earnout Period, Purchaser shall, and shall cause Purchaser Sub to:

(i) maintain Purchaser Sub as a separate legal entity of Purchaser or its subsidiary and conduct the Business exclusively through Purchaser Sub;

(ii) maintain separate books and records of Purchaser Sub;

(iii) maintain Purchaser Sub’s principal place of business in the current location of the Company in Dunkirk, New York;

(iv) require any successor of Purchaser (whether direct or indirect, by purchase, merger, sale of stock or assets, consolidation or otherwise) to assume and agree, in writing, to perform this Agreement, in the same manner and to the same extent that Purchaser and Purchaser Sub would have been required to perform if no such succession had taken place;

(v) make available to Purchaser Sub funding and other resources (including personnel) at times and in the amounts set forth in the business plan for the fiscal year ending January 1, 2011 set forth in the Earnout Business Plan;

(vi) provide the Earnout Key Employees with general management authority for the operation of Purchaser Sub and primary responsibility for day-to-day operations of Purchaser Sub, including authority to implement the equipment and plant upgrades described on Schedule 1.01(i) of the Sellers’ Disclosure Letter and the authority to enter into contracts and agreements, and modifications thereto, with suppliers, distributors, customers and vendors in the ordinary course of business consistent with past practices; provided that any changes to pricing of more than 5% or other material changes to contracts and agreements or entry into any contract or agreement of a term of six months or longer, or that would require performance continuing after that date, or any substantial short-term increase or decrease in price, shall require approval pursuant to Section 5.12(b)(vii)(which approval shall not be unreasonably withheld, delayed or conditioned); and

(vii) to facilitate the approval process, and to implement long term arrangements, a committee consisting of Paul Harder, Bill Reis, Chris Cronje and Mike Gibbons shall work together to review and negotiate any new contracts (including to develop new grower contracts) entered into with a term extending past January 1, 2011 and to review and approve any other matters otherwise requiring Purchaser’s approval under Section 5.12(b)(vi). In this regard, Paul Harder and Chris Cronje shall provide Bill Reis and Mike Gibbons promptly, in advance, a proposed list of new contracts, contract expirations and renewals of contracts or amendments thereof with summaries thereof (including the nature of purchase and costs), which Bill Reis and Mike Gibbons shall review and determine if more information should be provided or if Purchaser should be involved in negotiations, and Bill Reis and Mike Gibbons shall review various areas for possible synergies/cost savings and shall decide, jointly with Paul Harder and Chris Cronje, on appropriate actions regarding such potential synergies/cost savings, which shall be communicated to the management team. For the avoidance of doubt, each of Paul Harder and Chris Cronje shall communicate with (x) Bill Reis on all procurement issues and (y) Mike Gibbons on all customer pricing issues.

(c) Notwithstanding the contingent nature of the Earnout Amounts, however, except as set forth in Sections 5.12(a) and 5.12(b) above, the Business shall be operated consistently with and in compliance with all of Purchaser’s applicable policies and procedures, including, without limitation, Purchaser’s policies and procedures relating to pricing, procurement, accounting (including the recognition of revenue and the management of accounts receivable and payable), which are set forth on Schedule 5.12(c).of the Purchaser Disclosure Letter.

(d) During the Earnout Period, Purchaser and Purchaser Sub shall provide to the Sellers’ Representative monthly statements providing in reasonable detail information regarding the operation of the Business and the EBITDA achieved by the Business for the prior calendar month and year to date, together with any other information reasonably necessary to permit the Sellers’ Representative to assess progress toward the achievement of the

Maximum Earnout Target. Each such statement will be prepared in accordance with the accounting policies, principles, procedures and adjustments set forth on Schedule 1.01(iv) of the Sellers’ Disclosure Letter. Purchaser and Purchaser Sub shall maintain such accounting records, ledgers, books and other documents as may be necessary to prepare such statements and make such records, ledgers, books and other documents available to the Sellers’ Representative upon his request after reasonable notice and during normal business hours. Any material changes to the earnout period business plan or to pricing, procurement, the management of customer relations, the modification of arrangements with customers, the incurrence of indebtedness, the making of capital expenditures, the recognition of revenue, and the management of accounts receivable and payable proposed by Earnout Key Employees which represent a deviation from the past practice of the Cliffside Companies shall require the approval of the appropriate Purchaser personnel. If the Sellers’ Representative disagrees with the calculations in a monthly report from Purchaser or believes that there has been a material breach of any covenant set forth in this Section 5.12, then the dispute shall be subject to a binding arbitration proceeding conducted before a panel of three arbitrators experienced in financial matters or business practices mutually acceptable to Purchaser and the Sellers’ Representative in New York, New York under the Streamlined Arbitration Rules and Procedures of the JAMS in effect at the time an alleged earnout covenant breach is claimed and demand for arbitration is made. The costs of arbitration, including arbitrator’s fees, and related administrative fees, shall be borne equally by the parties to such arbitration; provided that each party shall bear the costs and fees of its own counsel.

5.13 Guarantee. Purchaser hereby guarantees, as a primary obligor and not merely as a surety, the payment and performance of all obligations and other Liabilities of each of Purchaser Sub and, following the Closing, the LLC, under this Agreement. The foregoing guarantee is absolute and unconditional irrespective of circumstances which might otherwise constitute a legal or equitable discharge of, or any defense, setoff or counterclaim available to, a guarantor. Purchaser agrees to take all actions to cause Purchaser Sub to pay and perform its obligations and other Liabilities under this Agreement.

5.14 Bulk Sales or Transfer Laws. Purchaser and Purchaser Sub acknowledge that the Cliffstar Companies will not comply with the provisions of any bulk sales or transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement. Purchaser and Purchaser Sub hereby waive compliance by the Cliffstar Companies with the provisions of the bulk sales or transfer laws of all applicable jurisdictions.

5.15 Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, any sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) that would have been payable had the stock of the Cliffstar Companies been acquired in lieu of the transactions contemplated by this Agreement shall be paid one half by Purchaser and one half by the Cliffstar Companies, and Purchaser shall be responsible for payment of all additional Transfer Taxes in excess of those that would have applied if the stock of the Cliffstar Companies had been sold in lieu of the transactions contemplated by this Agreement. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and caused to be filed when due by Purchaser. The

Cliffstar Companies shall cooperate in the preparation, execution, and filing of all Tax Returns relating to Transfer Taxes which become payable in connection with the transactions contemplated by this Agreement.

5.16 Retransfer of Assets. If any party determines, after the Closing Date, that any of the Cliffstar Companies owns any Assets, or that any Assets have not been transferred by the Cliffstar Companies to either Purchaser Sub or the LLC, as applicable, then the applicable Cliffstar Company shall transfer, assign and convey, or shall cause any such Asset to be transferred, assigned and conveyed, to Purchaser Sub or the LLC, as applicable, without any consideration therefor. If any party determines, after the Closing Date, that any of Purchaser, Purchaser Sub or the LLC owns any Excluded Asset that should not have been transferred to Purchaser, Purchaser Sub or the LLC hereunder, then Purchaser shall, or shall cause Purchaser Sub or the LLC, as applicable, to, and Purchaser, Purchaser Sub or the LLC, as applicable, shall, transfer, assign and convey, or shall cause such Excluded Asset to be transferred, assigned and conveyed, to the Cliffstar Companies or its designee without any consideration therefor.

5.17 Employee Offers; Employee. Prior to the Closing Date, each of the Cliffstar Companies shall transfer the employment of each of its respective employees (each a “Business Employee”) to the LLC, effective as of the Closing Date, on the terms and conditions substantially similar to such employee’s terms and conditions of employment with the Cliffstar Companies immediately prior to the Closing Date; provided that, with respect to each Business Employee who is, as of the Closing Date, on disability or any other approved leave of absence, any transfer, if applicable, shall be effective as of the date that such Business Employee returns to work. The parties each acknowledge and agree that all provisions contained herein with respect to Business Employees are included for the sole benefit of the parties hereto and shall not create any right (i) in any other Person, including any Business Employee or former employee of any Cliffstar Company, any participant in any Employee Plans or any beneficiary thereof, or (ii) to continued employment with the LLC, Purchaser or any Affiliate of Purchaser.

5.18 Shareholder Approval. Immediately upon execution of this Agreement, each of the Cliffstar Companies shall use its reasonable best efforts to obtain an irrevocable written consent (or if written consent is not permitted pursuant to the organizational documents of such Cliffstar Company, to otherwise obtain shareholder approval) (the “Shareholder Approval”) from a majority of its shareholders or interest holders, as the case may be, approving the transactions contemplated by this Agreement.

5.19 Receivables. From and after the Closing, if any Cliffstar Company receives or collects any funds relating to any accounts receivable or any other Asset other than payments to be made to or for the benefit of the Cliffstar Companies pursuant to this Agreement, Sellers’ Representative shall cause to be remitted such funds to Purchaser within five Business Days after its receipt thereof. From and after the Closing, if Purchaser or its Affiliate receives or collects any funds relating to any Excluded Asset, Purchaser or its Affiliate shall remit any such funds to Sellers’ Representative within ten Business Days after its receipt thereof.

5.20 Formation of Cliffstar LLC.

(a) Prior to the Closing, the Company shall form a single member Delaware limited liability company (the “LLC”). Immediately prior to the Closing, following delivery of a certificate signed by an authorized officer of Purchaser, to the effect that the conditions set forth in Section 6.02 (other than those conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions) have been satisfied, the Company shall, subject to Section 5.11, contribute to the LLC all of its respective rights, assets and properties, tangible and intangible, real, personal and mixed, including all of the Assets owned, leased or otherwise held by it (other than, in each case, rights, assets, or properties comprising Excluded Assets and other than the membership interests of the LLC), and shall cause the LLC to assume all of the Assumed Liabilities of the Company; provided that Purchaser and the Cliffstar Companies agree to adhere to the terms set forth in Section 5.11(e) hereof in respect of any Non-Transferable Assets.

(b) Prior to and following the Closing, each of the Cliffstar Companies shall use its commercially reasonable efforts to complete and effectuate (and shall cooperate fully with Purchaser and Purchaser Sub in connection with effectuating) the transfers of Assets to the LLC from the Cliffstar Companies contemplated by this Section 5.20, including, by way of example and not limitation, executing and delivering any necessary further assignments and instruments of transfer of the Company’s interest in and to any of the Assets transferred or to be transferred to the LLC pursuant to this Section 5.20. The incremental third-party costs (other than legal fees) of forming the LLC and of effecting the contemplated transfers from the Company to it shall be borne by Purchaser which shall be paid promptly following the Closing.

5.21 Approval of Certain Payments. Prior to the Closing, and after disclosure to the shareholders of the Company of all material facts relating to the payments provided in the agreements listed on Schedule 5.21 of the Sellers’ Disclosure Letter, to the extent such payments constitute parachute payments within the meaning of Section 280G of the Code, a vote of the shareholders of the Company (either at a meeting or by written consent) shall be held on whether the Company should make such payments, and there shall be no liability to make such payments unless approved by shareholders who own at least 75% of the outstanding shares of the Company (as determined in accordance with Section 280G of the Code).

5.22 Certain Other Matters.

(a) The Cliffstar Companies shall consult with Purchaser and provide Purchaser with an opportunity to participate in the decisions and development of customer public relations and other strategies with respect to the matters described by Item 5 of Schedule 3.07 to the Sellers’ Disclosure Letter and otherwise keep Purchaser apprised of the status of those matters; provided, that nothing in this Section 5.22 shall require any of the Cliffstar Companies to (x) violate any of the terms of any confidentiality agreement or joint defense agreement to which it is a party or (y) violate or prejudice any privilege to which it may be entitled.

(b) The Company shall use its commercially reasonable efforts to cure the defects in title described in Schedule 3.16(b) to the Sellers’ Disclosure Letter and shall continue to do so after the Closing until such time as the Company obtains the reforming deed or otherwise causes the title company to issue Purchaser and Purchaser Sub an owner’s policy insuring marketable title. For the avoidance of doubt, this covenant shall survive the Closing until such time as the covenant has been fully performed.

ARTICLE 6

CONDITIONS TO CLOSING

6.01 Conditions to Obligations of Cliffstar Companies. The obligations of the Cliffstar Companies to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or written waiver by the Cliffstar Companies (in their sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Purchaser contained in this Agreement shall be true and correct (disregarding any materiality qualifications in such representations and warranties) on the date hereof and as of the Closing Date with the same effect as though made at and as of such date (except for those representations and warranties or the portions thereof that address matters as of a specified date, the accuracy of which shall be determined as of that specified date), except in each case where the failure to be true and correct would not materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder;

(ii) the covenants and agreements contained in this Agreement to be complied with by Purchaser on or prior to the Closing shall have been complied with in all material respects; provided that any covenants or agreements that are qualified by materiality or Material Adverse Effect shall be complied with in all respects; and

(iii) the Cliffstar Companies shall have received a certificate from Purchaser to the effect of clauses (i) and (ii) above, signed by a duly authorized officer thereof;

(b) No Order. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits or permanently enjoins the consummation of the transactions contemplated by this Agreement;

(c) Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated, and all of the approvals or consents of Governmental Authorities required to consummate the transactions contemplated by this Agreement and set forth on Schedule 6.01(c) of the Sellers’ Disclosure Letter shall have been obtained;

(d) Shareholder Approval. The Shareholder Approval shall have been obtained; and

(e) Other Items. At the Closing, Purchaser shall have delivered to the Sellers’ Representative the agreements, documents and instruments set forth in Section 2.05.

6.02 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or written waiver by Purchaser (in its sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of the Cliffstar Companies contained in this Agreement shall be true and correct (disregarding any materiality or Material Adverse Effect qualifications in such representations and warranties) on the date hereof and as of the Closing Date with the same effect as though made at and as of such date (except for those representations and warranties or the portions thereof that address matters as of a specified date, the accuracy of which shall be determined as of that specified date), except in each case where the failure to be true and correct would not, individually or in the aggregate, cause a Material Adverse Effect; except that:

(A) the representations and warranties of the Cliffstar Companies set forth in Sections 3.01, 3.02, 3.16(b), 3.25(c) and 3.26 shall be true and correct (disregarding any materiality or Material Adverse Effect qualifications in such representations and warranties) on the date hereof and as of the Closing Date with the same effect as though made at and as of such date, except for any immaterial inaccuracies in such representations;

(B) the representations and warranties of the Cliffstar Companies set forth in Sections 3.08, 3.10(b), 3.10(c), 3.11, 3.16(e), 3.18(a), 3.23 and 3.24 hereof which are made “as of the date hereof” shall also be deemed to have been made as of the Closing for purposes of determining whether events occurring or matters arising between the date hereof and the Closing, individually or in the aggregate, constitute a Material Adverse Effect (as such term has been modified by this Section 6.02(a)(i)); and

(C) for purposes of this Section 6.02(a) the definition of Material Adverse Effect (1) shall not include clause (vii) thereof and (2) shall include at the conclusion of the definition the following: “for the purposes of this Section, in determining whether an event, circumstance or occurrence constitutes a Material Adverse Effect, without limitation, all recurring, non-recurring, continuing and non-continuing, events, circumstances, and occurrences or events, circumstances, and occurrences of short or long duration may be taken into account.”;

(ii) the covenants and agreements contained in this Agreement to be complied with by the Cliffstar Companies on or prior to the Closing shall have been complied with in all material respects; and

(iii) Purchaser shall have received a certificate from the Cliffstar Companies to the effect of clauses (i) and (ii) above, signed by a duly authorized officer thereof;

(b) No Order. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits or permanently enjoins the consummation of the transactions contemplated by this Agreement;

(c) Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated, and all of the approvals or consents of Governmental Authorities required to consummate the transactions contemplated by this Agreement and set forth on Schedule 6.01(c) of the Sellers’ Disclosure Letter shall have been obtained;

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect

(e) Financing. The Acceptable Financing shall be available to Purchaser, Purchaser Sub or an Affiliate thereof;

(f) Secretary’s Certificate. Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each Cliffstar Company certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors or other governing body of each Cliffstar Company authorizing the execution, delivery and performance of this Agreement and the other transaction documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(g) Incumbency Certificate. Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying the names and signatures of the officers of each Cliffstar Company authorized to sign this Agreement and the other documents to be delivered hereunder;

(h) Title Report. The Purchaser shall have received a title report for all parcels comprising the land commonly referred to as One Cliffstar Avenue, Dunkirk, New York and backup documents related thereto issued by Stewart Title Guaranty Company or such other title company as may be chosen by Purchaser, which shall not include any material Encumbrances other than those Encumbrances set forth in the title commitment dated November 2009 issued by Stewart Title Guaranty Company and which shall convey good and marketable title to all such parcels; and

(i) Other Items. Sellers’ Representative shall have delivered to Purchaser the agreements, documents and instruments set forth in Section 2.04.

ARTICLE 7

INDEMNIFICATION

7.01 Survival; Remedies for Breach.

(a) The representations and warranties made by each Cliffstar Company and Purchaser in this Agreement shall survive the Closing for a period of 18 months beginning on the first day following the Closing; provided, however, that (i) the representations and warranties made by each Cliffstar Company set forth in Section 3.20 (Environmental Matters) or 3.21(a) (Employee Benefit Plans) shall survive the Closing for a period of three years; (ii) the representations and warranties made by each Cliffstar Company set forth in each of Sections 3.19 (Taxes), 3.16(b) (Title to Owned Real Property) and 3.25(c) (Title to Tangible Personal Property) shall survive for a period ending 60 days following the applicable statute of limitations; and (iii) the representations and warranties made by each Cliffstar Company set forth in each of Sections 3.01 and 3.02 shall survive the Closing indefinitely.

(b) The covenants and agreements of a party set forth in this Agreement which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. All other covenants and agreements contained in this Agreement shall not survive the Closing and shall thereupon terminate.

(c) Except as otherwise provided in Section 7.01(d), following the expiration of the applicable period during which a representation and warranty or covenant survives the Closing as set forth in Section 7.01(a) hereof (such period with respect to such representation and warranty or covenant being hereinafter the “Survival Period”), the applicable representations and warranties and covenants shall be of no further force or effect.

(d) Any representation or warranty or covenant that would otherwise terminate at the expiration of the applicable Survival Period with respect thereto shall, if the written notice referred to in Section 7.02(b) or Section 7.03(b), as the case may be, of the breach or inaccuracy thereof shall have been given to the party against whom indemnification may be sought on or prior to the expiration of the applicable Survival Period, survive only with respect to the matters and portion of the applicable representation or warranty or covenant identified with reasonable specificity in such notice.

(e) After the Closing, except in the case of fraud by a party, as determined by a final, non-appealable judgment of a court of competent jurisdiction, the indemnities set forth in this Article 7 shall be the sole and exclusive remedies of the parties hereto with respect to any breach or non-performance by them of any representation, warranty or covenant in this Agreement or in any agreement, certificate or instrument contemplated hereby; provided that nothing contained in this Article 7 shall impair the right of any party to compel specific performance (if that remedy is available pursuant to this Agreement) by either party of its obligations under this Agreement. In furtherance of the foregoing, from and after the Closing Date, except as otherwise provided in this Article 7 or arising out of actions or omissions occurring after the Closing Date, (i) the parties hereby waive, and release each other and each of their respective Affiliates from, to the fullest extent permitted by applicable Law, any and all other rights, defenses, claims, Actions and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against the other parties, or any of their respective Affiliates, directors or officers, as the case may be, arising under or based upon any federal, state or local Law except to the extent such rights, defenses, claims, Actions or causes of action allege, and ultimately result in a final judgment of a court of competent jurisdiction finding that there has been, fraud by such Person and (ii) Purchaser and each of the Cliffstar Companies hereby waive, and release any director or officer of the Cliffstar Companies or Purchaser, as the case may be, or their subsidiaries from, to the fullest extent permitted by applicable Law, any and all other rights, defenses, claims and causes of action (including rights of contributions, if any), known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against such director or officer based upon any federal, state or local Law, except to the extent such rights, defenses, claims or causes of action are based on fraud that ultimately is found to be such in a final, non-appealable judgment by a court of competent jurisdiction.

7.02 Indemnification of Purchaser and Purchaser Sub.

(a) Subject to the provisions of this Section 7.02 and the other Sections of this Article 7, following the Closing, Purchaser, Purchaser Sub and each of their Affiliates, officers, directors, employees and agents (each hereinafter a “Purchaser Indemnified Party”) shall be indemnified by the Cliffstar Companies jointly and severally from and against the amount of any and all Losses incurred by them arising out of:

(i) any breach of, or inaccuracy in, any representation or warranty made by the Cliffstar Companies under Article 3 of this Agreement, subject to Section 7.02(b) below;

(ii) in the case of the representations and warranties of the Cliffstar Companies set forth in Sections 3.08, 3.10(b), 3.10(c), 3.16(e), 3.23 and 3.24, without in any case limiting claims for breaches of or inaccuracies in any such representation or warranty as of the date hereof, any events occurring or matters arising between the date hereof and Closing to the extent that Losses from such events or matters, individually or in the aggregate, are material to the Assets, Business or operations of the Business (in each case, with the Assets, Business, and the operations of the Business being considered as a whole);

(iii) any breach by the Cliffstar Companies of any of their respective covenants or agreements under this Agreement; and

(iv) Excluded Liabilities or the ownership, use or operation of the Excluded Assets.

(b) Notwithstanding anything to the contrary in this Agreement, Purchaser Indemnified Parties shall not be entitled to indemnification under Section 7.02(a) with respect to any claim for indemnification under Section 7.02(a)(i), 7.02(a)(ii) or 7.02(a)(iii), unless Purchaser Indemnified Party has provided the Cliffstar Companies written notice of such claim, setting forth in reasonable detail the facts and circumstances pertaining thereto as soon as practicable following discovery of such claim and prior to the expiration of the applicable Survival Period.

(c) Notwithstanding the joint and several liability of the Cliffstar Companies under Section 7.02(a), in no event shall any Cliffstar Company be responsible for Losses in excess of the portion of the Final Purchase Price paid to such Cliffstar Company.

(d) Purchaser shall take and shall cause its Affiliates (including the LLC after the Closing) to take all commercially reasonable steps to mitigate (consistent with applicable Law) any Loss upon becoming aware of the event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss.

(e) Subject to the limitations set forth in this Article 7, with respect to Losses arising out of or resulting from any breach of Section 3.20, including any such Losses arising out of or resulting from the cleanup of any Release or threatened Release of Hazardous Materials on, from or adjacent to any Real Property, the Cliffstar Companies shall be required to indemnify and hold harmless the Purchaser Indemnified Parties solely to the extent that cleanup of the Hazardous Materials is required by a governmental entity under an applicable Environmental Law or is required by an applicable Environmental Law or a Release or Threatened Release would pose a substantial endangerment to human health and safety or to the environment if the Hazardous Materials were not cleaned up.

7.03 Indemnification of Cliffstar Companies.

(a) Subject to the provisions of this Section 7.03 and the other Sections of this Article 7, following the Closing, Purchaser and Purchaser Sub agree to jointly and severally indemnify, defend and hold the Cliffstar Companies, and each of their respective Affiliates, officers, directors, employees and agents (each a “Seller Indemnified Party”), harmless from and against any and all Losses incurred by them arising out of:

(i) any breach of, or inaccuracy in, any representation or warranty made by Purchaser under this Agreement;

(ii) any breach by Purchaser of any of its covenants or agreements under this Agreement; and

(iii) except to the extent a Purchaser Indemnified Party is entitled to be indemnified therefor pursuant to Section 7.02(a)(i), (x) the

Assumed Liabilities or the ownership, use or operation of the Assets (whether arising prior to, on or after the Closing Date), and (y) the Liabilities set forth on Schedule 7.03(a)(iii) of the Sellers’ Disclosure Letter.

(b) Notwithstanding anything to the contrary in this Agreement, the Seller Indemnified Parties shall not be entitled to indemnification under this Section 7.03 with respect to a claim for indemnification under Section 7.03(a)(i) or 7.03(a)(ii) unless the applicable Seller Indemnified Party has provided Purchaser written notice of such claim, setting forth in reasonable detail the facts and circumstances pertaining thereto as soon as practicable following discovery of such claim and prior to the expiration of the applicable Survival Period.

(c) The Cliffstar Companies shall take and shall cause their Affiliates to take all commercially reasonable steps to mitigate (consistent with applicable Law) any Loss upon becoming aware of the event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss.

7.04 Procedures for Indemnification Other Than Third-Party Claims.

(a) If any Purchaser Indemnified Party or any Seller Indemnified Party (hereinafter an “Indemnified Party”) shall claim to have suffered a Loss (other than with respect to any claim asserted, demand or other Action by any Person who is not a party to this Agreement (hereinafter a “Third-Party Claim”)) for which indemnification is available under Section 7.02 or 7.03, as the case may be (for purposes of this Section 7.04, regardless of whether such Indemnified Party is entitled to receive a payment in respect of such claim by virtue of the provisions of Section 7.05 hereof), the Indemnified Party shall notify the party required to provide indemnification (hereinafter an “Indemnifying Party”) in writing of such claim, which written notice shall describe the facts and circumstances giving rise to such Loss, the basis upon which indemnity is being sought, the amount or estimated amount of the Loss, if known or reasonably ascertainable at the time such claim is made (or if not then reasonably ascertainable, the maximum amount of such claim reasonably estimated by the Indemnified Party), and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred.

(b) If the Indemnified Party shall have received from the Indemnifying Party within 30 days a written notice setting forth the Indemnifying Party’s objections to such claim and the Indemnifying Party’s reasons for such objection, then the parties shall negotiate in good faith for a period of 10 Business Days from the date the Indemnified Party receives such objection (such period is hereinafter referred to as the “Negotiation Period”). After the Negotiation Period, if the parties still cannot agree on the claim, the Indemnified Party may, at any time thereafter, until the expiration of the applicable statue of limitations with respect to its claim for indemnification, commence legal proceedings against the Indemnifying Party to enforce its rights to indemnification from and against any Losses described in the written notice described in Section 7.04(a) above.

(c) In the event that the Indemnified Party commences an Action in order to recover Losses hereunder, upon final determination of a court of competent jurisdiction with respect thereto, the non-prevailing party in such Action shall reimburse the prevailing party’s reasonable costs and expenses (including reasonable attorney’s fees) incurred in connection with such Action.

7.05 Additional Limits on Rights to Indemnification.

(a) Notwithstanding anything to the contrary in this Agreement, in no event shall the Cliffstar Companies be liable for indemnification pursuant to Section 7.02(a)(i) or Section 7.02(a)(ii):

(i) unless and until any Losses as to which Purchaser Indemnified Parties otherwise may be entitled to indemnification hereunder (without giving effect to this clause (i)) exceed $5,000,000 (the “Basket Amount”), provided that, after the aggregate amount of all indemnifiable Losses exceeds the Basket Amount, Purchaser Indemnified Parties shall, in the aggregate, be entitled to indemnification only to the extent the aggregate amount of all such Losses exceeds the Basket Amount; and

(ii) for any Losses to the extent that the aggregate amount of such Losses exceeds $50,000,000 (the “Cap”).

(b) Notwithstanding anything to the contrary in this Agreement, the limitations set forth in Sections 7.05(a)(i) and (ii) shall not apply to Losses arising out of, relating to or resulting from fraud or Willful Breach by a party, as determined by a final, non-appealable judgment of a court of competent jurisdiction, or to claims involving breaches of any of the representations of the Cliffstar Companies set forth in Sections 3.01, 3.02, 3.19, 3.25(c), 3.31(b) and 3.31(c).

(c) Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or Purchaser Sub be liable for indemnification pursuant to Section 7.03(a)(i):

(i) unless and until any Losses as to which the Seller Indemnified Parties otherwise may be entitled to indemnification hereunder (without giving effect to this clause (i)) exceed the Basket Amount, provided that after the aggregate amount of all indemnifiable Losses exceeds the Basket Amount, the Seller Indemnified Parties shall, in the aggregate, be entitled to indemnification only to the extent the aggregate amount of all such Losses exceeds the Basket Amount; provided, further, that the limitations set forth in this Section 7.05(c)(i) shall not apply to Losses arising out of, relating to or resulting from fraud; and

(ii) for any Losses to the extent that the aggregate amount of such Losses exceeds the Cap; and

(iii) the limitations set forth in Sections 7.05(a)(i) and (ii) shall not apply to Losses arising out of, relating to or resulting from fraud or Willful Breach by a party, as determined by a final, non-appealable judgment of a court of competent jurisdiction, or to claims involving breaches of any of the representations of the Purchaser set forth in Sections 4.01 and 4.02.

(d) An Indemnified Party shall not be entitled to double recovery for any Losses. In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Loss shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant or agreement. Without limitation of the foregoing, an Indemnified Party shall not be entitled to indemnification for Losses (and the amount of any such Losses shall not be includable in determining whether the aggregate amount of the Losses exceeds the Basket Amount) if and to the extent that the amount of any Losses from any matter has been taken into account in the determination of the Closing Net Working Capital.

(e) Any payment made by an Indemnifying Party to an Indemnified Party shall be net of any insurance proceeds received by the Indemnified Party for such claim. Purchaser shall use its commercially reasonable efforts to obtain the insurance proceeds to which it or any of its Affiliates is entitled with respect to any indemnity claim hereunder.

(f) Indemnification payments under this Agreement shall not, at the time of payment, be reduced by any anticipated income Tax benefits that may accrue to the Indemnified Party by reason of the Loss or other event that is the subject of the indemnification and shall not be increased by any anticipated income Tax costs that the Indemnified Party may incur by reason of the indemnification payments. Nonetheless, in the event that an Indemnified Party does ultimately realize a net income Tax benefit as a result of such a Loss or other event that exceeds the income Tax cost incurred as a result of such indemnification payment, the Indemnified Party shall repay to the Indemnifying Party such portion of the previously received indemnification payment as will offset the amount of such excess, after taking into account the income Tax effect of such repayment. Similarly, in the event, and to the extent, that an Indemnified Party ultimately incurs a net income Tax cost from an indemnification payment that offsets the net income Tax benefit from the corresponding Loss or other event, the Indemnified Party shall reduce the amount of any Tax benefit repayment required pursuant to this Section 7.05(f) by a corresponding amount, but in no case shall such reduction exceed the amount of any Tax benefit actually realized by the Indemnified Party. Any amounts payable pursuant to the preceding two sentences shall be paid promptly to the Indemnifying Party at the time of filing of the relevant Tax Return. Notwithstanding anything to the contrary herein, no payment shall be required under this Section 7.05(f) other than with respect to a Tax benefit actually claimed by the Indemnified Party, and any such payment shall be refunded, with interest at the federal income tax underpayment rate, in the event that any such claimed Tax benefit is ultimately disallowed.

(g) No Indemnified Party shall be entitled to set off any Loss against (i) any other payment due under this Agreement (including any annual installment payment), including the Earnout Amount, any interest thereon, or any adjustments to the Purchase Price hereunder or (ii) any consulting payments due under the Consulting Agreement, although such losses may be included in the calculation of Closing Net Working Capital.

(h) For purposes of calculating Losses under this Article 7 (but not for determining the existence of a breach of a representation or warranty), the representations and warranties of the parties contained in this Agreement shall be deemed to have been made without any materiality or Material Adverse Effect qualifier.

7.06 Procedures for Third-Party Claims.

(a) Any Indemnified Party seeking indemnification pursuant to this Article 7 in respect of any Third-Party Claim shall give the Indemnifying Party from whom indemnification with respect to such claim is sought: (i) prompt written notice (but in no event more than 10 days after the Indemnified Party acquires knowledge thereof) of such Third-Party Claim; and (ii) copies of all documents and information relating to any such Third-Party Claim within 10 days of their being obtained by the Indemnified Party; provided that, the failure by the Indemnified Party to so notify or provide copies to the Indemnifying Party shall not relieve the Indemnifying Party from any liability to the Indemnified Party for any liability hereunder except to the extent that such failure shall have prejudiced the defense of such Third-Party Claim.

(b) The Indemnifying Party shall have 30 days (or such lesser time as may be necessary to comply with statutory response requirements for litigation claims that are included in any Third-Party Claim) from receipt of the notice contemplated in Section 7.06(a) to notify the Indemnified Party whether or not the Indemnifying Party will, at its sole cost and expense, defend the Indemnified Party against such claim. If the Indemnifying Party timely gives notice that it intends to defend the Third-Party Claim, it shall have the right, except as hereafter provided, but not the obligation, to defend against, negotiate, settle or otherwise deal with the Third-Party Claim and to be represented by counsel of its own choice, and the Indemnified Party will not admit any liability with respect thereto or settle, compromise, pay or discharge the same without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; provided that, the Indemnified Party may participate in, but not control, any proceeding with counsel of the Indemnified Party’s choice and at the Indemnified Party’s expense; provided, further, that the Indemnifying Party may not enter into a settlement of any such Third-Party Claim without the consent of the Indemnified Party, which consent shall be not unreasonably withheld or delayed, unless such settlement requires no more than a monetary payment for which the Indemnified Party is indemnified by the Indemnifying Party or involves other matters not binding upon the Indemnified Party; and provided, further, that, in the event the Indemnifying Party does not agree in writing to accept the defense of such Third-Party Claim as provided above in this Section 7.06(b), then the Indemnified Party shall have the right to defend against, negotiate, settle or otherwise deal with the Third-Party Claim in such manner as the Indemnified Party deems appropriate, in its sole discretion, and the Indemnified Party shall be entitled to indemnification therefor from the Indemnifying Party to the extent provided under this Article 7. Notwithstanding the foregoing, if there is a conflict of interest in the defense of such action between the Indemnified Party and the Indemnifying Party, the Indemnified Party shall have the right to retain its own counsel and the defense or settlement of any such claim or demand and its reasonable costs and expenses (including reasonable attorneys’ fees) shall be included as part of the indemnification obligations of the Indemnifying Party. If the Indemnified Party elects to exercise such right, the Indemnifying Party shall have the right to participate in the defense or settlement of such claim at its sole cost and expense. In any event, no Indemnified Party may compromise or settle any Third-Party claim for which it is seeking indemnification hereunder without the consent of the Indemnifying party, which shall not be unreasonably withheld or delayed.

7.07 Effect of Indemnification. Any indemnity payment made hereunder shall be treated by the Parties as an adjustment to the Final Purchase Price.

ARTICLE 8

TERMINATION AND WAIVER

8.01 Termination. This Agreement may be terminated at any time prior to the Closing Date (the “Termination Date”):

(a) by Purchaser, effective upon written notice to the Sellers’ Representative, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of the Cliffstar Companies which has rendered the satisfaction of any conditions set forth in Section 6.02 permanently incapable of fulfillment, such violation or breach has not been waived by Purchaser, and the breach has not been cured within 30 days following Purchaser’s written notice of such breach; provided that the right to terminate this Agreement under this Section 8.01(a) shall not be available to Purchaser if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(b) by the Sellers’ Representative, effective upon written notice to Purchaser, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser which has rendered the satisfaction of any conditions set forth in Section 6.01 permanently incapable of fulfillment, such violation or breach has not been waived by the Sellers’ Representative, and the breach has not been cured within 30 days following the Cliffstar Companies’ written notice of such breach; provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to the Cliffstar Companies if they are then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(c) by the Sellers’ Representative or Purchaser, effective upon written notice, if the Closing shall not have occurred within 120 days from the date hereof (the “End Date”); provided, however, that if on the End Date the conditions to Closing set forth in Section 6.01(c) (Regulatory Approvals) or 6.02(c) (Regulatory Approvals) shall not have been satisfied but all other conditions to Closing shall be satisfied or shall be capable of being satisfied upon satisfaction of the condition to Closing set forth in such sections, then either party shall have the right to extend the End Date an additional 90 days by notifying the other party in writing of such election prior to the End Date; provided, further, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including the obligation to consummate the Closing, subject to the satisfaction or waiver of the applicable conditions precedent to Closing, pursuant to Article 2 hereof) shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(d) by Purchaser or the Sellers’ Representative, effective upon written notice, if there shall be in effect a final, non-appealable order of a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated by this Agreement; provided that the right to terminate the Agreement under this Section 8.01(d) shall not be available to a party who shall not have complied with its obligation under this Agreement;

(e) by the Sellers’ Representative, effective upon written notice, if Purchaser fails to consummate the Closing within three Business Days of the satisfaction or waiver of the conditions set forth in Section 6.01 and Section 6.02 (other than those that are satisfied by action taken at the Closing; provided, that such conditions are capable of being satisfied);

(f) by Purchaser for any reason or no reason effective upon written notice at any time after 60 days following the date hereof and on or before the first to occur of the day immediately preceding the End Date (as the same may be extended pursuant to Section 8.01(c) above) and the second Business Day after receipt by Purchaser of any notice given by Sellers’ Representative pursuant to Section 8.01(e); or

(g) by the mutual written consent of the Cliffstar Companies and Purchaser.

8.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto arising under or out of this Agreement except that the provisions of Section 5.03 (Confidentiality), the second and third sentences of Section 5.10(b) (reimbursement and indemnification relating to the Cliffstar Companies’ cooperation in Purchaser’s financing), the third and fifth sentences of Section 5.20(a), the last sentence of Section 5.20(b), this Article 8 (Termination and Waiver), and Article 10 (General Provisions) shall survive the termination of this Agreement; provided that nothing herein shall relieve either party from liability for damages of the other party resulting from the intentional misrepresentation or Willful Breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

8.03 Termination Fee.

(a) If this Agreement is terminated (1) by the Sellers’ Representative pursuant to Section 8.01(c) (other than a termination by the Sellers’ Representative due to a failure of the conditions precedent set forth in Sections 6.01(b) or 6.01(c)) or 8.01(e) or (2) by Purchaser pursuant to 8.01(c) and at the time of such termination all of the conditions to Purchaser’s obligations to consummate the transactions contemplated by this Agreement shall have been satisfied (other than the conditions set forth in Section 6.02(e) and other than any such conditions that (A) have not been satisfied as a result of Purchaser or Purchaser Sub’s breach or failure to perform under this Agreement or (B) by their terms may only be satisfied at Closing (provided that such conditions are capable of being satisfied)), then in such event Purchaser shall pay to the Cliffstar Companies the Purchaser Termination Fee as hereinafter defined) in cash, such payment to be made in the case of clause (1) above within two Business Days after such termination or in the case of clause (2) above immediately prior to and as a condition to such termination. If this Agreement is terminated by Purchaser pursuant to Section 8.01(f), such payment shall be made immediately prior to and as a condition to such termination.

(b) “Purchaser Termination Fee” means (i) $35,000,000, in circumstances in which a Purchaser Termination Fee is payable pursuant to Section 8.03(a) and either (x) the Acceptable Financing is available in an amount equal to the Purchase Price, (y) Purchaser or Purchaser Sub has committed a Willful Breach that was the primary cause of or primarily resulted in the facts giving rise to the termination or (z) Purchaser shall have terminated this Agreement pursuant to Section 8.01(f); or (ii) $15,000,000, in any other circumstances in which a Purchaser Termination Fee is payable pursuant to Section 8.03(a).

(c) “Willful Breach”, shall mean a material breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by Purchaser or Purchaser Sub or the Cliffstar Companies, as the case may be, where such party had actual knowledge or reasonably should have known that the taking of such action or failure to take such action would cause, or would reasonably be expected to cause, a breach of this Agreement.

(d) For the avoidance of doubt, if the Purchaser Termination Fee is payable and there is any dispute between the parties as to whether in such circumstance the Purchaser Termination Fee should be $15,000,000 or $35,000,000, then Purchaser shall pay to the Cliffstar Companies $15,000,000 within 2 Business Days after such termination, or in the case of clause 8.03(a)(2) above immediately prior to and as a condition to such termination, with the remainder (if any) of the Purchaser Termination Fee remaining payable, and the Cliffstar Companies’ acceptance of such $15,000,000 shall not in any way prejudice their rights to the remainder (if any) of the Purchaser Termination Fee, notwithstanding anything to the contrary herein.

(e) Notwithstanding anything to the contrary in this Agreement, the Cliffstar Companies’ right to receive payment of the Purchaser Termination Fee pursuant to this Section 8.03 in circumstances where such fee is payable shall be the sole and exclusive remedy of the Cliffstar Companies against Purchaser and Purchaser Sub for any breach, including Willful Breach, loss or damage suffered as a result of the failure of the transaction to be consummated, other than for fraud, and upon payment of such amount, none of Purchaser or Purchaser Sub shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a party hereto or another person or otherwise. In all other circumstances, other than fraud, losses recoverable by the Cliffstar Companies from Purchaser and Purchaser Sub for any such breach, loss or damage shall not exceed $35,000,000, except for matters covered by indemnification after the Closing.

(f) Each of the parties to this Agreement acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement. In the event that Purchaser shall fail to pay the Purchaser Termination Fee when due, Purchaser and Purchaser Sub shall reimburse, subject to the limitations on Losses in Section 8.03(e), the Cliffstar Companies for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 8.03.

8.04 Waiver. Any extension or waiver of the requirements hereunder shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

ARTICLE 9

TAXES

9.01 Property Taxes. Notwithstanding anything in this Agreement to the contrary, to the extent not already paid, any property Taxes measured by the amount, value or level of any item (such as personal property Taxes or real estate Taxes) (“Property Taxes”) imposed on or with respect to the Assets on a periodic basis relating to a period beginning on or before and ending after the Closing Date (the “Straddle Period”) shall be allocated to the Cliffstar Companies, on the one hand, and Purchaser and Purchaser Sub, on the other, respectively, in accordance with Section 164(d) of the Code. All such prorations shall be allocated so that items relating to time periods ending on or prior to the Closing Date shall be allocated to the Cliffstar Companies and items relating to time periods beginning after the Closing Date shall be allocated to Purchaser and Purchaser Sub. The amount of such prorations shall be settled and paid on the Closing Date. With respect to any such Property Taxes paid by Purchaser, the Cliffstar Companies shall pay to Purchaser the amount of such Property Taxes allocated to the Cliffstar Companies pursuant to this Section 9.01 no later than 10 days after the date such Property Taxes are required to be paid. With respect to any such Property Taxes paid by the Cliffstar Companies, Purchaser shall pay to the Cliffstar Companies the amount of such Property Taxes allocated to Purchaser pursuant to this Section 9.01 no later than 10 days after the date such Property Taxes are required to be paid.

9.02 Cooperation with Respect to Property Tax Returns. Purchaser and the Cliffstar Companies shall furnish or cause to be furnished to each other, and each at their own expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of any material provided, relating to a Cliffstar Company as is reasonably necessary for the filing of any Property Tax Return.

9.03 Disputes. Any dispute as to any matter covered by this Article 9 shall be resolved by the Independent Accounting Firm and the fees and expenses of such firm shall be borne equally by the Cliffstar Companies, on the one hand, and Purchaser, on the other hand.

ARTICLE 10

GENERAL PROVISIONS

10.01 Expenses. Except as otherwise provided in this Agreement, each of the Cliffstar Companies and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby; provided that Purchaser shall be responsible for payment of all Transfer Taxes.

10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly delivered, given, made and received): (a) if delivered in person, when delivered; (b) if delivered by facsimile, upon written confirmation of transmission; (c) if by overnight courier, one Business Day following the day on which such notice is sent; and (d) if by U.S. mail, five days after being mailed, certified or registered mail, with postage prepaid to the respective parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)	If to the Cliffstar Companies or the Sellers’ Representative:

Mr. Stanley A. Star

c/o Cliffstar Corporation

One Cliffstar Avenue

Dunkirk, New York 14048

Telephone No. 716-366-6100

Facsimile No. 716-363-1030

with a copy (which shall not constitute notice) to:

Lippes Mathias Wexler Friedman LLP

665 Main Street

Suite 300

Buffalo, New York 14203

Attn: Gerald S. Lippes, Esq.

Telephone No. 716-853-5100

Facsimile No. 716-853-5199

with a further copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn:    Stephen F. Arcano, Esq.

            Thomas W. Greenberg, Esq.

Telephone No. 212-735-3000

Facsimile No. 212-735-2000

(b)	If to Purchaser:

Cott Corporation

5519 W. Idlewild Ave.

Tampa, FL 33634

Attn: Marni Poe, Esq.

Phone: (813) 313-1800

Facsimile No. (813) 881-1926

with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Attn: H. John Michel, Jr., Esq.

Facsimile No. 215-988-2757

10.03 Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.05 Entire Agreement. This Agreement, together with all exhibits and schedules hereto (including the Sellers’ Disclosure Letter and the Purchaser Disclosure Letter), the Consulting Agreement and the Confidentiality Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof.

10.06 Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Cliffstar Companies or Purchaser as applicable, except that, Purchaser may elect to purchase any portion of the Assets through one or more directly or indirectly, wholly-owned subsidiaries of Purchaser or Purchaser Sub; provided that any such election shall not relieve Purchaser or Purchaser Sub of any of its obligations under this Agreement and the Cliffstar Companies shall have the right to specifically enforce all such obligations under Section 10.13.

10.07 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any Person, other than the Cliffstar Companies, Purchaser and Purchaser Sub, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.08 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by the Cliffstar Companies and Purchaser or (b) by a waiver in accordance with Section 8.04.

10.09 Governing Law. This Agreement shall be interpreted in accordance with and governed by the laws of the State of New York (without giving effect to any choice or conflict of laws provisions thereof other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).

10.10 Consent to Jurisdiction. In the event of any controversy or claim arising out of or relating to this Agreement or the Confidentiality Agreement, each of the parties hereto irrevocably (a) submits to the exclusive jurisdiction of any New York State Supreme Court sitting in the County of Erie or the U.S. District Court for the Western District of New York, (b) waives any objection which it may have at any time to the laying of venue of any action or proceeding brought in any such court, (c) waives any claim that such action or proceeding has been brought in an inconvenient forum or that there is a more convenient forum for such action or proceeding, and (d) agrees that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 10.02 shall be deemed good, proper and effective service upon such party.

10.11 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Confidentiality Agreement or any of the actions of any party hereto in negotiation, administration, performance or enforcement thereof. Each party hereto (a) certifies that no representative, agent or attorney of any of the other parties has represented, expressly or otherwise, that any of the other parties would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 10.11.

10.12 Public Announcements. Prior to the Closing Date, the Cliffstar Companies and Purchaser shall not issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without prior consultation with and written approval of the other parties hereto, which approval will not be unreasonably conditioned, withheld or delayed, unless disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange, provided that, to the extent required by applicable Law or by the applicable rules of any stock exchange, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law or the rules of any stock exchange to consult with the other party with respect to the text thereof and to consider in good faith any proposed modifications thereto.

10.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 8.03 (which provides that the sole remedy of the other party in circumstances where a Termination Fee is payable by a party is the payment of that fee), Purchaser, on the one hand, and the Cliffstar Companies, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement and applicable Laws and to thereafter cause the transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. Other than the Purchaser Termination Fee, which for the sake of clarity shall be the sole and exclusive remedy in such events described in Section 8.03, (A) the foregoing rights are in addition to and without limitation of any other remedy to which the parties may be entitled at law or in equity, (B) the parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy, and (C) each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party and the End Date has not yet passed, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus 20 Business Days or (y) such other time period established by the New York court presiding over such Action.

10.14 Sellers’ Representative.

(a) Star shall be appointed and authorized as agent and representative under this Agreement (the “Sellers’ Representative”) to take such action, as he determines in his judgment appropriate, on behalf of the Cliffstar Companies, to exercise such rights, power and authority, as such Cliffstar Company may have under this Agreement and otherwise as are authorized, delegated and granted to the Sellers’ Representative on behalf of such Persons. If Sellers’ Representative shall be unable or unwilling to serve in such capacity, Sellers’ Representative, or his estate or legal guardian, as applicable, shall promptly appoint a successor.

(b) The Sellers’ Representative shall not (i) be liable to the Cliffstar Companies for any actions taken or omitted to be taken by him or any agent employed by him under or in connection with this Agreement or the transactions contemplated hereby, or (ii) owe any fiduciary duty or have any fiduciary responsibility to any of the Cliffstar Companies as a result of actions taken as the Sellers’ Representative pursuant to this Agreement, except for such actions taken or omitted to be taken resulting from the Sellers’ Representative’s willful misconduct. The Sellers’ Representative shall not be liable to any Cliffstar Company for any apportionment or distribution of payments made by him in good faith, and, if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Cliffstar Company to whom payment was due, but not made, shall be to recover from other Cliffstar Companies, as applicable, any payment in excess of the amount to which they are determined to have been entitled pursuant to this Agreement.

10.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. For the convenience of the parties, any number of counterparts hereof may be executed, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. Facsimile transmission (including the e-mail delivery of documents in Adobe PDF format) of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

10.16 Disclosure. The written disclosures by the Cliffstar Companies in this Agreement, the Sellers’ Disclosure Letter, or any schedule or exhibit hereto or in any other related document of such information as is not required under the terms hereof or thereof to be disclosed herein or therein shall not affect the standards of materiality or disclosure applicable to this Agreement and the schedules and exhibits hereto or such other related document.

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IN WITNESS WHEREOF, each of the parties hereto has executed, or has caused to be executed by its duly authorized representative, this Agreement as of the date first written above.

CLIFFSTAR CORPORATION

By:	/s/ Stanley A. Star
Name: Stanley A. Star
Title: Chairman

COTT CORPORATION

By:	/s/ Jerry Fowden
Name: Jerry Fowden
Title: Chief Executive Officer

CAROLINE LLC

By:	/s/ Jerry Fowden
Name: Jerry Fowden
Title: Chief Executive Officer

STAR REAL PROPERTY LLC

By:	/s/ Stanley A. Star
Name: Stanley A. Star
Title: Member

SHANSTAR BIOTECH, INC.

By:	/s/ Richard J. Star
Name: Richard J. Star
Title: President and Secretary

STAR WORLD TRADING COMPANY

By:	/s/ Richard J. Star
Name: Richard J. Star
Title: Secretary

HARVEST CLASSIC LLC

By:	/s/ Christaan Cronje
Name: Christaan Cronje
Title: Manager

STANLEY A. STAR, solely in his capacity as Sellers’ Representative

/s/ Stanley A. Star
Stanley A. Star